UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2021
COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 4, 2021

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 29, 2021

TIME:	10:00am (Pacific Time)

PLACE:
In person:
1800-200 Burrard Street
Vancouver, British Columbia

Online via live audio webcast:
https://web.lumiagm.com/143818762 | Password: methanex2021
Please refer to the instructions in the accompanying Information Circular

The Meeting is being held for the following purposes:
1.to receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2020 and the Auditors’ Report on such statements;
2.to elect directors;
3.to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;
4.to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular; and
5.to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person or online via the live audio webcast, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to AST Trust Company (Canada) using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.
The Company intends to hold the Meeting in person and online via a live audio webcast. Due to public health restrictions on gatherings related to the COVID-19 pandemic, and in order to protect the health and safety of the Company's shareholders and employees, we strongly recommend that shareholders exercise their right to vote by proxy prior to the Meeting, through any of the methods described in the accompanying Information Circular, or participate in the Meeting via the live audio webcast as described in the accompanying Information Circular. We request that shareholders forego attending the Meeting in person.
The Company will continue to monitor the COVID-19 pandemic and the applicable public health orders, and will comply with all COVID-19 related orders and regulations at the Meeting. The Company reserves the right to take any additional precautionary measures it deems appropriate.
DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of March, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin Price
General Counsel & Corporate Secretary

4

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 4, 2021 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”, "we" or "our", as applicable) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 18, 2021 to holders of common shares of the Company (“Common Shares”).
Notice-and-Access
This year we are using notice-and-access to deliver this Information Circular (the “Circular”) to our registered and non-registered shareholders. While you will still receive a form of proxy or voting instruction form in the mail so you can vote your shares, instead of receiving a paper copy of the Circular, you will receive a notice outlining the matters to be addressed at the meeting and explaining how you can access the Circular electronically and how to request a paper copy. Notice-and-access is environmentally friendly and cost effective as it reduces paper, printing and postage costs.
You may request a paper copy of the Circular, at no cost, at any time prior to the Meeting and up to one year from the date the Circular was filed on SEDAR (www.sedar.com). Registered shareholders, or shareholders without a control number, may request a paper copy by calling (English) 1-844-916-0609 or from outside North America 1-303-562-9305 or (French) 1-844-973-0593 or from outside North America 1-303-562-9306. Non-registered shareholders may request a paper copy by visiting http://www.proxyvote.com or by calling 1-877-907-7643 (toll free in Canada and the United States) and entering the control number located on the voting instruction form provided to you and following the instructions. If you are calling from outside Canada or the United States, you can call (English) 1-303-562-9305 or (French) 1-303-562-9306 to request a paper copy of the Circular. If you request a paper copy of the Circular, you will not receive a new proxy form or voting instruction form with it, so you should keep the original form sent to you in order to vote.
How do I access the Meeting online?
Due to public health restrictions on gatherings related to the COVID-19 pandemic, and in order to protect the health and safety of the Company's shareholders and employees, we strongly recommend that shareholders participate in the Meeting online via the live audio webcast. Please refer to "Voting Online" (below) for instructions on how to access the Meeting online.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person, online via the live audio webcast or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on March 1, 2021 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 4, 2021, there were 76,209,280 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights of the Company were M&G Investment Management Limited ("M&G") and FIL Ltd ("Fidelity"). Based on information filed by M&G, M&G owned 14,940,277 Common Shares1 which represent 19.6% of the Common Shares
1This information was obtained by the Company based on public filings through the System for Electronic Disclosure by Insiders (SEDI) available at www.sedi.ca. Shares owned by M&G may include shares owned by certain of its affiliates and associates.

outstanding as at March 4, 2021. Based on information filed by Fidelity, Fidelity owned 7,850,647 Common Shares2 which represents 10.3% of the Common Shares outstanding as at March 4, 2021.
Can I vote Common Shares that I acquired after the Record Date (March 1, 2021)?
No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.
Registered Shareholders - How do I vote?
If you are a Registered Shareholder, there are three ways in which you can vote your Common Shares. You can (1) vote online during the live audio webcast; (2) vote by proxy (the proxyholder can vote either online during the Meeting or in person); or (3) vote in person at the Meeting.
Due to public health restrictions on gatherings related to the COVID-19 pandemic, and in order to protect the health and safety of the Company's shareholders and employees, we strongly recommend that shareholders exercise their right to vote prior to the Meeting or vote during the Meeting online, as described below.

Voting online
You can vote during the Meeting by online ballot through the live audio webcast platform.
You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

It is your responsibility to ensure internet connectivity for the duration of the Meeting and you should allow ample time to log in to the Meeting online before it begins.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as a proxyholder) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform.
a.Step 1: Log in online at https://web.lumiagm.com/143818762
b.Step 2: Follow these instructions:

Registered shareholders: Click “I have a control number” and then enter your control number and password methanex2021 (case sensitive). The control number located on the form of proxy or in the email notification you received from the transfer agent, AST Trust Company (Canada) ("AST"), is your control number. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.
Duly appointed proxyholders: Click “I have a control number” and then enter your control number and password methanex2021 (case sensitive). Proxyholders who have been duly appointed and registered with AST will receive a control number by email from AST after the proxy voting deadline has passed. To become a duly appointed proxyholder, please see 'Voting by proxy - online during the Meeting" below.
Voting by proxy - online during the Meeting
For a proxyholder to vote online during the Meeting they must obtain a control number. To do this you must complete the additional step of registering the proxyholder by either calling AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 10:00am (PT) on Tuesday, April 27, 2021, or by completing the electronic form (in English) at https://lp.astfinancial.com/control-number-request-en.html by 10:00am PT on Tuesday, April 27, 2021. AST will then provide the proxholder with a control number by email after the proxy voting deadline has passed. The control number is the proxyholder’s username for the purposes of logging into the Meeting. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting but will be able to participate as a guest.
2 This information was obtained by the Company from a Schedule 13G filing available at www.sec.gov. Shares owned by Fidelity may include shares owned by certain of its affiliates and associates.

Voting by proxy - in person at the Meeting
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares at the Meeting.
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, AST, when you arrive at the Meeting.
Due to public health restrictions on gatherings related to the COVID-19 pandemic, and in order to protect the health and safety of the Company's shareholders and employees, we strongly recommend that shareholders exercise their right to vote by proxy prior to the Meeting or participate and vote online during the Meeting, each as described above.
What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. Please register with the transfer agent, AST, when you arrive at the Meeting. Due to public health restrictions on gatherings related to the COVID-19 pandemic, and in order to protect the health and safety of the Company's shareholders and employees, we strongly recommend that non-registered shareholders exercise their right to vote by proxy prior to the Meeting following the instructions provided by the intermediary.
Non-registered shareholders who have duly appointed themselves a proxyholder and attend the Meeting online, will be able to vote by completing a ballot online during the Meeting through the live audio webcast platform. Please refer to "Voting by proxy - online during the Meeting" above, for instructions on how to obtain a control number which is required to vote online at the Meeting.
Non-registered shareholders who have not duly appointed themselves as proxyholder and do not have a control number will not be able to vote at the Meeting but will be able to participate as a guest. Please refer to "What if I don't have a control number" below for instructions on how to attend the Meeting as a guest.
What if I don't have a control number?
If you do not have a control number you can attend the Meeting as a guest. Log in as outlined in 'Voting Online" above. Click “Guest” and then complete the online form. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) will be able to listen to the Meeting but will not be able to vote during the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the proxy form, or any other valid proxy form, to appoint a proxyholder. The proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.
If you are a Registered Shareholder and you complete the proxy, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my Common Shares be voted if I give my proxy?” below.

How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to AST within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Douglas Arnell or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Arnell is Chair of the Board and Mr. Floren is the President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the Registered Shareholder (or the Registered Shareholder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, AST, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.
How will my Common Shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder will vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Arnell or Mr. Floren has been appointed as proxyholder, your Common Shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.
How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, AST Trust Company (Canada), P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your Common Shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common

Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, AST, counts and tabulates the proxies. This is done independently of the Company. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.
How do I contact the transfer agent?
If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, AST, as follows:

Email:	inquiries@astfinancial.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	AST Trust Company (Canada) PO Box 700 Station B Montreal, Quebec H3B 3K3
The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to AST.

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The Company’s consolidated financial statements for the year ended December 31, 2020 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which will be mailed to Registered Shareholders as required under the Canada Business Corporations Act (the “CBCA”) and to non-registered shareholders who have requested such financial statements.

ELECTION OF DIRECTORS
The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 25. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 4, 2021, the directors resolved that the Board shall consist of 11 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 24, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them and which standing committees (each a “Committee”) of the Board the nominees are members of, all as at the date of this Information Circular. In the case of Mr. Floren, who is President & CEO of the Company, the table also includes the number of Performance Share Units (“PSUs”) that he holds. Information regarding Mr. Floren’s options-based awards and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 59. The following table also sets out whether a nominee is independent or not independent. All amounts are in Canadian dollars.

DOUGLAS ARNELL Age: 54 West Vancouver, British Columbia, Canada Director since: October 2016 Independent	Mr. Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc. ("Helm Energy"), a private company he founded in March 2015 that provides advisory services to the global energy sector. Mr. Arnell has over 20 years of senior management experience in the global energy sector. Prior to founding Helm Energy, from September 2010 to March 2015, Mr. Arnell was employed with Golar LNG Ltd., including as Chief Executive Officer from February 2011 to March 2015. Prior to joining Golar LNG, Mr. Arnell held various senior positions within BG Group plc from 2003 to 2010 and with other energy companies prior to that time.

			Mr. Arnell holds a Bachelor of Science from the University of Calgary.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Chair & Member of the Board(1)		10 of 10	10 of 10	100%	None
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
5,555	30,915	36,470	1,838,088	1,290,000	Yes

JAMES BERTRAM

Age: 64
Calgary, Alberta, Canada

Director since: October 2018

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance & Risk Committee
- Human Resources Committee(8)

Mr. Bertram is a corporate director. Mr. Bertram has a wealth of senior management experience in the North American and global energy markets gained from his experience as the former CEO of Keyera Corporation ("Keyera"). Keyera is a publicly-traded, midstream oil and gas operator. He was Chief Executive Officer of Keyera from its inception in 1998 until his retirement at the end of 2014. Mr. Bertram has been Chair of the Board of Keyera since 2016.

Mr. Bertram holds a Bachelor of Commerce from the University of Calgary and has been granted the ICD.D designation by the Institute of Corporate Directors.

Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance & Risk Committee(9) Human Resources Committee Responsible Care Committee(9)		10 of 10 2 of 2 6 of 6 2 of 2	20 of 20	100%	Emera Inc. (since 2018) Keyera Corporation (since 2003)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
12,650	14,165	26,815	1,351,476	720,000	Yes

PHILLIP COOK

Age: 74

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)
- Human Resources Committee
Mr. Cook is a corporate director. He has significant senior management experience in the chemical industry, both in operations and corporate development. Mr. Cook held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development & New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals & Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products & Intermediates.

			Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin and in 2018 he became a National Association of Corporate Directors Board Leadership Fellow. He also has a CERT Certificate in Cyber Security Oversight.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee (Chair) Human Resources Committee		10 of 10 3 of 3 6 of 6	19 of 19	100%	Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
25,000	8,529	33,529	1,689,862	720,000	Yes

PAUL DOBSON

Age: 54

Naples, Florida, USA

Director since: April 2019

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Responsible Care Committee
Mr. Dobson is a corporate director with considerable financial and energy-specific experience. He was Acting President and Chief Executive Officer of Hydro One Limited ("Hydro One") from July 2018 to May 2019 and prior to that was Chief Financial Officer from March 2018. Hydro One is a major transmission and distribution provider in Ontario, Canada. Prior to joining Hydro One, Mr. Dobson served as Chief Financial Officer for Direct Energy Ltd. ("Direct Energy") in Houston, Texas from January 2016 to February 2018 and he was Chief Operating Officer of Direct Energy from May 2014 to December 2015. Prior to this from 2003, he held senior leadership positions in finance, operations, information technology and customer service across the Centrica Group, the parent company of Direct Energy. Prior to Direct Energy, Mr. Dobson worked at CIBC for 10 years in finance, strategy and business development roles in both Canada and the United States.

			Mr. Dobson holds a Bachelor of Arts in Management Accounting (Honours) from the University of Waterloo as well as an MBA from the University of Western Ontario. He is a Chartered Professional Accountant and a Certified Management Accountant.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Responsible Care Committee		10 of 10 10 of 10 3 of 3	23 of 23	100%	None
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
3,000	6,505	9,505	479,052	720,000	No(10)

JOHN FLOREN Age: 62 Eastham, Massachusetts, USA Director since: January 2013 Not Independent	Mr. Floren has been President & CEO of the Company since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing & Logistics of the Company from June 2005 and prior to that, Director, Marketing & Logistics, North America from May 2002. He has been an employee of the Company for over 20 years and has worked in the chemical industry for over 30 years.

			Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He has also completed the Directors Education Program at the Institute of Corporate Directors.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board(11)		10 of 10	10 of 10	100%	West Fraser Timber Co. Ltd. (since 2016)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total PSUs and DSUs(3)(5) (#)	Total of Common Shares, PSUs (50% of balance) and DSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance) and DSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
131,369	33,734	148,236	7,471,094	6,497,500	Yes

MAUREEN HOWE

Age: 63

Vancouver, British Columbia, Canada

Director since: June 2018

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Corporate Governance Committee
Ms. Howe is a corporate director. Ms. Howe has substantial finance and capital market experience, as well as relevant public company experience. She was Managing Director at RBC Capital Markets, a global investment bank, in equity research from 1996 to 2008. Ms. Howe specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing and alternative energy.

			Ms. Howe holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Corporate Governance Committee		10 of 10 10 of 10 3 of 3	23 of 23	100%	Pembina Pipeline Corporation (since 2017)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
22,500	6,697	29,197	1,471,529	720,000	Yes

ROBERT KOSTELNIK

Age: 69

Fulshear, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Human Resources Committee
- Responsible Care Committee (Chair)

Mr. Kostelnik has over 30 years' experience in the petrochemical industry, with senior management experience in health, safety, security and environment. Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President & Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation ("CITGO") from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) from the Missouri University of Science and Technology (previously the University of Missouri) and is a Registered Professional Engineer.

Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Human Resources Committee Responsible Care Committee (Chair)		10 of 10 6 of 6 3 of 3	19 of 19	100%	Association of Chemical Industry of Texas (industry association) (since 2004) HollyFrontier Corporation (since 2011)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
27,000	8,529	35,529	1,790,662	720,000	Yes

LESLIE O'DONOGHUE

Age: 58

Calgary, Alberta, Canada

Director since: April 2020

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Responsible Care Committee
Ms. O'Donoghue is a corporate director. Ms. O'Donoghue has extensive senior management experience with public companies and an in-depth knowledge of global commodity markets. She was Executive Vice President and Advisor to the Chief Executive Officer of Nutrien Ltd. ("Nutrien") from June 2019 until her retirement in December 2019. Prior to this she was the Executive Vice President, Chief Strategy and Business Development Officer of Nutrien from January 2018 to June 2019, and prior to this she was Executive Vice President, Corporate Development and Strategy and Chief Risk Officer of Agrium Inc. (Nutrien's predecessor company) from 2012 to 2017. Nutrien is a Canadian fertilizer company, and is the world’s largest provider of crop inputs, services and solutions.

			Ms. O'Donoghue holds a Bachelor of Arts (Economics) degree from the University of Calgary and a LL.B., from Queen's University.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Responsible Care Committee		5 of 5 1 of 1 2 of 2	8 of 8	100	Pembina Pipeline Corporation (since 2008) Richardson International Limited (private) (since 2020)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
11,000	3,000	14,000	705,600	720,000	No(10)

KEVIN RODGERS

Age: 58
London, United Kingdom

Director since: July 2019

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Human Resources Committee

Mr. Rodgers is a corporate director. Mr. Rodgers has almost 30 years of financial and capital market experience. He was Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. After joining Deutsche Bank in 1999 he also held many other senior leadership roles within foreign exchange and commodities including Global Head of Foreign Exchange Trading and Global Head of Energy Trading. Deutsche Bank is a global multinational investment bank and financial services company. Following his retirement from Deutsche Bank he was a Partner and Senior Advisor at Cumulus Asset Management from January 2018 until May 2019.

			Mr. Rodgers holds a Master's degree in Chemical Engineering from Imperial College in London (UK), an MBA from the London Business School and a Master's Degree in Economic History from the London School of Economics (all with distinction).
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee		10 of 10 3 of 3 6 of 6	19 of 19	100%	Arion Investment Management Limited (private) (since 2018)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
6,000	6,516	12,516	630,806	720,000	No(10)

MARGARET WALKER Age: 68 Austin, Texas, USA Director since: April 2015 Independent Committee memberships as at the date of the Information Circular: - Human Resources Committee - Responsible Care Committee	Ms. Walker has been the owner of MLRW Group, LLC since January 2011. MLRW Group, LLC is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance. Ms. Walker has over 30 years of experience in the petrochemical industry, including several senior management roles in operations and health and safety. From 2004 until her retirement in December 2010, Ms. Walker was Vice President of Engineering & Technology for The Dow Chemical Company (“Dow Chemical”). Prior to this, Ms. Walker held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing. Dow Chemical provides chemical, plastic and agricultural products and services.

			Ms. Walker holds a Bachelor of Chemical Engineering from Texas Tech University, located in Lubbock, Texas and in 2018 she became a National Association of Corporate Directors Board Leadership Fellow.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Human Resources Committee Responsible Care Committee		10 of 10 6 of 6 3 of 3	19 of 19	100%	Independent Project Analysis, Inc. (private) (since 2011) ioneer Ltd. (since 2021)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
9,500	8,529	18,029	908,662	720,000	Yes

BENITA WARMBOLD

Age: 62

Toronto, Ontario, Canada

Director since: February 2016

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance & Risk Committee (Chair)
- Corporate Governance Committee
Ms. Warmbold is a corporate director. Ms. Warmbold has over 30 years of experience in the finance industry as well as significant experience as a public company director. She was Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”) from 2013 until her retirement in 2017. Prior to this and from 2008, Ms. Warmbold was the Senior Vice President & Chief Operations Officer of CPPIB. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. From 1997 to 2008, Ms. Warmbold was the Managing Director & CFO for Northwater Capital Management Inc.

			Ms. Warmbold holds an Bachelor of Commerce (Honours) degree from Queen’s University, is a Chartered Professional Accountant, is a Fellow of the Institute of Chartered Professional Accountants of Ontario and has been granted the ICD.D designation by the Institute of Corporate Directors.
Position / 2020 Committee Memberships		2020 Attendance	Total 2020 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee (Chair) Corporate Governance Committee	10 of 10 10 of 10 3 of 3	23 of 23	100%	Bank of Nova Scotia (since 2018)
Canadian Public Accountability Board (professional association) (since 2011)
Crestone Peak Resources (private) (since 2017)
Queen’s University Board of Trustees (educational institution) (since 2015)
					SNC-Lavalin Group Inc. (since 2017)
Share and Share Equivalents Held as of March 4, 2021:
Common Shares(2) (#)	Total DSUs and RSUs(3)(4) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(6) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(7)
6,000	14,438	20,438	1,030,075	720,000	Yes

(1)Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attended all Committee meetings in 2020 on a non-voting basis. Mr. Arnell is an independent director.

(2)The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.
(3)For information on Deferred Share Units, see “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”.
(4)For information on Restricted Share Units, see “Share-Based Awards - Restricted Share Unit Plan for Directors”.
(5)These PSUs were granted in 2018. For 2018 PSUs, 50% of the number of units held are considered for share ownership purposes. For PSUs granted after 2018, due to the removal of the guaranteed minimum vesting floor, the value of PSUs are not considered when determining share ownership requirements. For information on Performance Share Units, see “Performance Share Unit Plan”. Non-management directors are not eligible to participate in this plan.
(6)This value is calculated using $50.40, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 90-day period ending March 4, 2021.
(7)See page 36 for more information on director share ownership requirements. See page 55 for more information on Mr. Floren’s share ownership requirements as President & CEO of the Company.
(8)The current Chair of the Human Resources Committee, Ms. Rennie, will be retiring at the Meeting. Subject to Mr. Bertram being re-elected a director at the Meeting, he will become Chair of the Human Resources Committee.
(9)In October 2020, Mr. Bertram ceased being a member of the Responsible Care Committee and became a member of the Audit, Finance & Risk Committee.
(10)Directors have five years from the date of their appointment as a director to meet their director share ownership requirements.
(11)Mr. Floren is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company.

Voting Results
From the 2020 Annual General Meeting of Shareholders

Director	For	%	Withheld	%
Douglas Arnell	43,150,223	76.71	13,098,242	23.29
James Bertram	43,047,387	76.53	13,201,078	23.47
Phillip Cook	41,640,733	74.03	14,607,732	25.97
Paul Dobson	43,051,580	76.54	13,196,885	23.46
John Floren	43,058,231	76.55	13,190,144	23.45
Maureen Howe	42,940,527	76.34	13,307,938	23.66
Robert Kostelnik	43,006,204	76.46	13,242,261	23.54
Leslie O'Donoghue	56,187,951	99.89	60,514	0.11
Janice Rennie(1)	42,419,122	75.41	13,829,343	24.59
Kevin Rodgers	55,973,154	99.51	275,311	0.49
Margaret Walker	43,051,842	76.54	13,196,623	23.46
Benita Warmbold	42,597,080	75.73	13,651,385	24.27

(1)    Ms. Rennie is not standing for re-election at the Meeting.
Summary of Board and Committee Meetings
For the 12-month period ending December 31, 2020

Board of Directors	10
Audit, Finance and Risk Committee	10
Corporate Governance Committee	3
Human Resources Committee	6
Responsible Care Committee	3

Summary of Attendance of Current Directors at Board and Committee Meetings
For the 12-month period ending December 31, 2020

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Douglas Arnell(1)	10 of 10	100	—	—	—	10 of 10	100
James Bertram(2)	10 of 10	100	2 of 2	Audit, Finance and Risk	100	20 of 20	100
			6 of 6	Human Resources	100
			2 of 2	Responsible Care	100
Phillip Cook	10 of 10	100	3 of 3 (Chair)	Corporate Governance	100	19 of 19	100
			6 of 6	Human Resources	100
Paul Dobson	10 of 10	100	10 of 10	Audit, Finance and Risk	100	23 of 23	100
			3 of 3	Responsible Care	100
John Floren(3)	10 of 10	100	—	—	—	10 of 10	100
Maureen Howe	10 of 10	100	10 of 10	Audit, Finance and Risk	100	23 of 23	100
			3 of 3	Corporate Governance	100
Robert Kostelnik	10 of 10	100	6 of 6	Human Resources	100	19 of 19	100
			3 of 3 (Chair)	Responsible Care	100
Leslie O'Donoghue(4)	5 of 5	100	1 of 1	Corporate Governance	100	8 of 8	100
			2 of 2	Responsible Care	100
Janice Rennie(5)	10 of 10	100	10 of 10	Audit, Finance and Risk	100	26 of 26	100
			6 of 6 (Chair)	Human Resources	100
Kevin Rodgers	10 of 10	100	3 of 3	Corporate Governance	100	19 of 19	100
			6 of 6	Human Resources	100
Margaret Walker	10 of 10	100	6 of 6	Human Resources	100	19 of 19	100
			3 of 3	Responsible Care	100
Benita Warmbold	10 of 10	100	10 of 10 (Chair)	Audit, Finance and Risk	100	23 of 23	100
			3 of 3	Corporate Governance	100
Total		100			100		100

(1)Mr. Arnell is not a member of any Committee, but in his capacity as Chair of the Board, is considered an ex-officio. He attends all Committee meetings on a non-voting basis.
(2)In October 2020, Mr. Bertram ceased being a member of the Responsible Care Committee and became a member of the Audit, Finance and Risk Committee.
(3)Mr. Floren is not a member of any Committee, but attends all Committee meetings on a non-voting basis by invitation in his capacity as President & CEO of the Company.
(4)Ms. O'Donoghue was elected a director effective April 30, 2020 and attended all Board and Committee meetings after that date.
(5)Ms. Rennie is not standing for re-election at the Meeting.

REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Professional Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Auditor Review
The Company's Audit, Finance and Risk Committee (the "Audit Committee") conducts a formal review of the external auditor every year and a more comprehensive review every five years, and recommends to the Board whether to propose the reappointment of the current independent auditors at the Company’s annual meeting of shareholders or to consider other audit firms. These reviews are based on recommendations by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board ("CPAB") to assist audit committees in their oversight duties. The comprehensive review was conducted in 2018, and covered the five-year period ended December 31, 2017. Factors considered by the Audit Committee in deciding whether to recommend to the Board retaining KPMG LLP include:
•KPMG LLP’s global capabilities;
•The quality and candour of KPMG LLP’s communications with the Audit Committee and management;
•KPMG LLP’s independence;
•The quality and efficiency of the services provided by KPMG LLP, including input from management on KPMG LLP’s performance and how effectively KPMG LLP demonstrated its independent judgment, objectivity and professional skepticism;
•External data on audit quality and performance, including recent CPAB and Public Company Accounting Oversight Board reports on KPMG LLP and its peer firms; and
•The appropriateness of KPMG LLP’s fees, KPMG LLP’s tenure as our independent auditor, and the controls and processes in place that help ensure KPMG LLP’s continued independence.
Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Audit Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible non-audit services proposed to be performed by KPMG LLP are pre-approved in order to mitigate the risk of non-audit services impacting the auditor’s independence. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.

All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2020 and December 31, 2019 are as follows:

US$000s	2020	2019
Audit Fees	2,077	1,688
Audit-Related Fees	58	60
Tax Fees	242	145
All Other Fees	—	12
Total	2,377	1,905
Each fee category is described below.

Audit Fees
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an "integrated audit" performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees for professional services rendered for tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; review of transfer pricing and indirect tax items.
All Other Fees
Other fees for professional services rendered in 2019 for consulting on project governance.
ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION
A detailed discussion of our approach to executive compensation is provided in the "Executive Compensation Discussion and Analysis" that begins on page 40 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
Our executive compensation programs are aligned with returns to shareholders with a significant percentage of the short-term incentive award based on achieving “Modified Return on Capital Employed” goals and on other measures that we believe drive our share price over the longer term. The long-term incentive plan includes Performance Share Units, which vest based on a combination of relative compounded total shareholder return and "Modified Return on Capital Employed" after a three-year period and stock options/Stock Appreciation Rights (“SARs”), which vest over a three-year period and have no value if the underlying share price does not increase.
We also believe in the importance of executives owning Common Shares and require the President & CEO and all other executive officers to meet significant share ownership requirements to more fully align their interests with shareholders and focus on developing and implementing strategies that create and deliver long-term value for shareholders.
We have held an advisory vote on executive compensation (commonly referred to as a “say on pay vote”) annually since 2011. At least 95% of shares have been voted in favour of accepting the Company's approach to executive compensation at each annual meeting of shareholders, with the exception of the 2020 annual general meeting when 75% of shares were voted in favour of accepting the Company's approach to executive compensation. The 2020 result was largely due to our largest shareholder, M&G Investment Management Limited, not voting in favour. However, substantially all other shareholders voted in favour.
It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board also provides an opportunity for shareholders to provide direct feedback to management regarding our approach to executive compensation on its website and in accordance with our Shareholder Engagement Policy as described on page 28.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the website, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:
RESOLVED THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2021 annual general meeting of shareholders.
The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE

Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Select Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.
Board Objectives
Each year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year.
Revised 2020 Board Objectives
In April 2020, in response to the COVID-19 pandemic, the Board revised its 2020 objectives (as set out in the March 5, 2020 Information Circular) to address the rapidly changing business environment. The revised 2020 Board objectives were as follows:
•Focus on ensuring the health and safety of employees through demonstrating Responsible Care leadership in all aspects of the Board’s governance.
•Closely monitor cashflow while supporting and providing oversight on management's efforts to maintain the overall health of the Company's balance sheet.
•Provide oversight of emergency succession plans for key leadership roles and other mission critical positions.
•Monitor and focus on emerging near-term risk identification, assessment and mitigation.
•Provide oversight of the Company's COVID-19 crisis management plan and related communications to external stakeholders.
2021 Board Objectives
The Board established several key objectives for 2021 including:

•Demonstrate Responsible Care leadership in all aspects of the Board’s governance.
•Provide oversight of the Company's Environmental, Social and Governance (ESG) strategy development and practices and establish an appropriate ESG governance framework.
•Provide oversight of Geismar 3 project planning to ensure the Board is able to effectively determine the best option for the project following the care and maintenance period.
•Provide oversight of the Company's financial and balance sheet management in light of the Company's capital allocation policy and a potential decision to restart construction of the Geismar 3 project.
•Maintain focus on CEO succession.
The status of each objective is regularly reviewed at Board meetings.

Committees of the Board of Directors
The Board has established four standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time, the Board may establish an ad hoc committee for discussing matters of a special nature.
All current Committee members have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2020, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Standing Committee	Current Members	Meetings in 2020 (#)	Overall Attendance(1) (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(2)	Benita Warmbold (Chair)(3) Jim Bertram Paul Dobson Maureen Howe Janice Rennie	10	100
•  assisting the Board in fulfilling its oversight responsibility relating to:
•   the integrity of the Company’s financial statements
•   the financial reporting process
•   systems of internal accounting and financial controls
•   professional qualifications and independence of the external auditors
•   performance of the external auditors
•   risk management processes
•   financing plans and pension plans
•  compliance by the Company with ethics policies and legal and regulatory requirements
•   the internal audit process
•cyber security and IT risk

Corporate Governance Committee	Phillip Cook (Chair) Maureen Howe Leslie O'Donoghue Kevin Rodgers Benita Warmbold	3	100
•    establishing the appropriate composition and governance of the Board, including compensation of all non-management directors
•  recommending nominees for election or appointment as directors
•   annually assessing and enhancing the performance of the Board, Board Committees and Board members
•   shaping the corporate governance of the Company and developing corporate governance principles for the Company
•     monitoring compliance by the Company with ethics policies and legal and regulatory requirements
•     providing oversight of the director education program
•monitors the outside boards which directors serve on to determine if there are circumstances which would impact a director’s judgment or commitment as a Board member

Human Resources Committee	Janice Rennie (Chair) James Bertram Phillip Cook Robert Kostelnik Kevin Rodgers Margaret Walker	6	100
•    approving the goals and objectives of the CEO and evaluating his performance
•reviewing and recommending to the Board for approval the remuneration of the Company's executive officers
•approving the remuneration of all other employees on an aggregate basis
•reviewing the Company's compensation policies and practices from a risk perspective
•approving the executive compensation discussion and analysis
•reporting to the Board on the Company's organizational structure, officer succession plans, total compensation practices, human resource policies and executive development plans
•recommending grants and administrative matters in connection with the long-term incentive plan

Responsible Care Committee	Robert Kostelnik (Chair) Paul Dobson Leslie O'Donoghue Margaret Walker	3	100
• overseeing the Company's significant policies and management systems relating to the Responsible Care Ethics & Principles for Sustainability
• monitoring and reviewing matters relating to health, safety (personal and process), environment, physical security and product stewardship
•annually reviewing the Company's Crisis Management Plan
•overseeing the Company's social responsibility program and strategy.
•monitoring Responsible Care trends and legislative initiatives developing in the jurisdictions in which the Company has operations

(1)Overall Attendance is a measure of the attendance of all individuals who were Committee members during 2020.

(2)The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2020.
(3)Ms. Warmbold has been designated as the “audit committee financial expert”.

Director Independence
Independence Status of Nominee Directors

Name	Independent	Not Independent	Reason for Non-Independent Status
Douglas Arnell	x
James Bertram	x
Phillip Cook	x
Paul Dobson	x
John Floren		x	President & CEO
Maureen Howe	x
Robert Kostelnik	x
Leslie O'Donoghue	x
Kevin Rodgers	x
Margaret Walker	x
Benita Warmbold	x
Ten of the eleven nominees (91%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations.
In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these Committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that, if the Chair of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director. Mr. Arnell, the current Chair of the Board, is an Independent Director.
In 2020, all Committees were constituted exclusively of independent directors. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Arnell, in his capacity as Chair of the Board, attended all Committee meetings.
Other Directorships and Interlocking Relationships
Many of our current directors are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors”.
The Corporate Governance Committee monitors the outside boards on which our directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to confirm each director has enough time to fulfill his or her commitments to the Company. An interlock occurs when two or more Board members are also fellow board members of another public company.
Ms. Howe and Ms. O'Donoghue serve as directors on the board of Pembina Pipeline Corporation and Mr. Floren and Ms. Rennie serve as directors on the board of West Fraser Timber Co. Ltd. Ms. Rennie is not standing for re-election at the Meeting. The Corporate Governance Committee has determined that these relationships do not impair the exercise of independent judgment or commitment by these directors nor do they create a conflict of interest.
In Camera Sessions
Following each regularly scheduled meeting of the Board, an “in camera” session is held at which non-management directors are in attendance as provided in our Corporate Governance Principles. In addition, an in camera session is usually held following each Committee meeting.

Meeting Attendance Records
The combined Board and Committee meeting attendance rate for all directors in 2020 was 100%. For information concerning the number of Board and Committee meetings held in 2020, as well as the attendance record of each director for those meetings, see the chart on page 14.

2.     Board Mandate
Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule A attached to this Information Circular and on our website.
Board Strategy Oversight
The Board oversees the Company’s strategy through its participation in the annual strategy process, which includes regular updates and discussion on the Company's strategic initiatives, participation in the annual strategy session and review and approval of the annual Strategy Report. Through this process the Board provides management with guidance and feedback on the development, review and update of the Company’s strategic plan and initiatives in light of the Company’s stated long term strategy of Leadership, Operational Excellence and Low Cost.

Each July, the Board and management hold a full day strategy session to review the business environment and trends affecting the Company and identify foreseeable opportunities and risks. As part of the 2020 strategy session, the Board and management reviewed the industry environment, including energy prices and the impact of COVID-19 on the global economy, the methanol market and the Company’s competitive position, as well as the economics underpinning the long-term methanol price, and discussed the status of its Geismar 3 project. During this session, the Board provides management with feedback and direction to consider. This is then incorporated into the Strategy Report which is submitted to the Board for final review and approval at the September Board meeting.
Once approved, the Strategy Report forms the basis of the Company’s strategic initiatives for the following year. The CEO’s annual goals are also aligned to the strategic initiatives. To track the progress of each strategic initiative, the Board is provided with updates at regularly scheduled Board meetings throughout the year.
3.     Position Descriptions
Board Chair and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chair of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.
President & Chief Executive Officer
The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and individual performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 46 for more complete information on these objectives.
4.    Orientation and Continuing Education
To familiarize our directors with the role of the Board, its Committees and the nature and operation of the Company’s business, we have a thorough process for director onboarding. All directors are provided with information covering a wide range of topics including:

•duties of directors and directors’ liabilities
•board and committee governance documents
•the Company’s Code of Business Conduct
•strategic plans, operational reports and budgets
•important corporate policies
•recent regulatory filings and analyst reports
•our corporate and organizational structure
•the Company's Shareholder Engagement Policy

New directors are encouraged to not only review and familiarize themselves with this information, but also to have individual meetings with senior management, visit one of our plant sites, attend an Investor Relations event and attend at least one meeting of each of the four Committees. In addition, new directors are assigned another director to act as a "mentor" to assist the new director with settling into the role as quickly as possible.
The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Company and all of our directors are members of the Institute of Corporate Directors (“ICD”). The Company pays the cost of this membership and directors are encouraged to participate in relevant courses and seminars. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.

In 2020, management and external speakers provided presentations at Board and Committee meetings and at the Board’s annual strategy session. These presentations included various topics pertaining to ESG, methanol market fundamentals, crisis management through a pandemic focused on the COVID-19 pandemic, risk management and our safety program for assessing terminals. All Board and Committee education sessions were attended by all directors and relevant Committee members, respectively, in 2020. In previous years, Board meetings have also been held in regions where the Company has methanol operations or significant commercial activities. Due to the COVID-19 pandemic, the Board was unable to visit any operations in 2020.
5.     Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. The Code is available in English, Spanish and Arabic and clearly defines a set of standards to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. A copy of the Code can be found on our website and on SEDAR at www.sedar.com. A printed version is also available upon request to the Corporate Secretary of the Company.
The Code also establishes a confidential “whistle-blower” ethics hotline for reporting suspected violations of the Code. The ethics hotline allows each of the Company's employees to make a report to the hotline either online via the internet or through use of a toll-free phone number. In both cases, the hotline is operated by an external third party and users may make an anonymous report in their own local language.
The Code is reviewed annually by the Board. The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code and ethics hotline awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.
The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the General Counsel shall investigate the matter. Furthermore, the Chair of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters. The Chair of the Audit, Finance and Risk Committee and the General Counsel together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the General Counsel if any concerns are received regarding accounting, internal accounting controls, and auditing matters.
No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a violation of the Code.

Transactions Involving Directors or Officers
The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.
Related Party Transactions
The Audit, Finance and Risk Committee is specifically mandated to review and approve all related-party transactions and does so annually. Information regarding the valuation of related-party transactions can be found at Note 23 of our financial statements for the year ended December 31, 2020.
Recoupment Policy
The Company has a Recoupment Policy that provides for the recoupment of money or shares, cancellation of outstanding vested awards and forfeiture of unvested awards received by employees, officers and directors in certain circumstances where the employee or director is involved in wrongdoing. For more information on this policy, please see page 42.

Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is monitored annually.
In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.
•Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.
•Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.
•Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.
•Political Donation Policy – prohibits all political donations by the Company.
The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.

6.    Nomination of Directors
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors”.
The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. The skills matrix is reviewed annually by the Corporate Governance Committee to ensure alignment with the Company’s corporate strategy. Following is the current board skills matrix outlining the skills and experience of each non-management director nominee and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience.

Non-Mgmt Director Nominees	Board Skills
	Leader-ship(1)	Industry Know- ledge & Exper- ience	Finance	Govern- ment & Public Affairs	Board Exper- ience	Health, Safety & Environ- ment Issues(2)	Inter- national Perspective	Energy	Under- standing of Natural Gas Feed- stock Issues	China	Large Capital Projects Execution	Business Growth - Strat- egies & Risks

Arnell	✓	✓		✓	✓		✓	✓	✓		✓	✓
Bertram	✓				✓	✓		✓	✓		✓
Cook	✓	✓		✓			✓			✓	✓	✓
Dobson	✓	✓	✓				✓	✓	✓		✓	✓
Howe		✓	✓		✓			✓	✓			✓
Kostelnik		✓			✓	✓		✓	✓		✓
O'Donoghue	✓	✓		✓	✓				✓		✓	✓
Rodgers			✓				✓
Walker		✓				✓	✓				✓	✓
Warmbold	✓		✓		✓		✓					✓
director nominees (non-mgmt)	6	7	4	3	6	3	6	5	6	1	7	7
TARGET	4	6	2	2	7	1	5	2-3	3-4	1-2	1	2-3
(1)    Previous/current CEO of a mid to large cap ($500 M +) public company (or equivalent size private company or group division).
(2)    Direct responsibility over large-scale process plant including Health, Safety and Environment.
In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity (as described more fully below) is considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
With the exception of Paul Dobson and Kevin Rodgers, who were appointed directors pursuant to the terms of the Cooperation Agreement dated April 12, 2019 between the Company and the Company's largest shareholder, M&G Investment Management Limited, suitable director candidates have been identified with the assistance of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance

Committee and all Committee members and the Chair of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chair of the Board, the CEO and, where appropriate, other directors or senior executives meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.
Diversity
The Company has a Board Diversity Policy applicable to the directors of the Company. The full text of the Board Diversity Policy can be found on the Company’s website, and is summarized as follows:

The Company strives to create an inclusive culture in which diversity is valued and where differences are embraced; where everyone feels empowered and has the opportunity to contribute, develop, and advance. The Company is committed to demonstrating inclusive behaviours in all aspects of its business so that everyone is able to bring their authentic selves into the workplace.

The Company recognizes the importance of diversity, including gender diversity, at all levels of the Company, including the Board. Board diversity promotes the inclusion of different perspectives and ideas, and ensures that the Company has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance. The Board Diversity Policy identifies three key diversity attributes as essential for creating an appropriate balance of skills, experience, independence and knowledge on the Board, and for enhancing diversity on the Board:

(a) Experiential (education, business and functional experience);
(b) Demographic (age, gender, ethnicity, nationality, geography); and
(c) Personal (personality, interests, values).

These diversity attributes, which specifically include gender and ethnicity (including Indigenous peoples), are factored into the recruitment and decision-making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board or executive roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria.

In 2021, the Company added a target in the Board Diversity Policy that each gender comprises at least 30% of the directors on the Board, which the Company currently meets.

In addition to promoting Board diversity, the Board monitors the initiatives undertaken by the Company to promote diversity within the organization. The Company continues to integrate diversity into its existing practices in order to enhance the diversity of our senior management team. Although no targets have been adopted for executive or senior positions, through our annual talent review and succession planning process, we review the number of women in executive and senior leadership positions for both our executive team and the management teams of each business group. Management has recently appointed a Director, Diversity and Inclusion and is in the process of establishing a comprehensive Company Diversity and Inclusion Policy.

As at the date of the Information Circular, the number and proportion (in percentage):

•of directors on the Board who are women are five of twelve members, or 42%;
•of executive officers of the Company who are women are one of six members, or 17%; and
•of directors who self-identify as a visible minority is one of 12 or 8%.

No director self identifies as an Indigenous person or as being a person with a disability. No executive officer self-identifies as an Indigenous person, a person with a disability or as a visible minority.
Majority Voting for Directors
The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.

If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
Following the annual general meeting, voting results for directors are issued in a press release and filed on SEDAR at www.sedar.com.
7.    Director Tenure
The Board is committed to maintaining an appropriate balance between director retention and renewal. The Company believes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. Due to the number of years it takes to acquire sufficient Company-specific knowledge and the cyclical nature of the chemical industry, the Company places great value on longer serving directors' experience.
However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge.
The Company's Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including:

•annual evaluations of individual directors to monitor the effectiveness of each director’s contribution;
•the Corporate Governance Committee and the Chair of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and
•the Chair of the Board and the Chair of the Governance Committee are responsible for developing a long-term board succession plan which incorporates input from one-on-one discussions between the Chair of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chair of the Board completes his one-on-one evaluation meeting with each Board member.
8.    Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 29 and the process followed for executive compensation is described commencing on page 43.
9.    Shareholder Feedback on Executive Compensation
The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company provides an opportunity via our website for shareholders to provide direct feedback to management regarding our approach to executive compensation as disclosed in this Information Circular. We intend to offer this opportunity on an annual basis and information on how to provide the feedback is available to shareholders at the Investor Relations section of our website from March 18, 2021 (the date this Information Circular is anticipated to be filed with securities regulators) until June 30, 2021. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish, and may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2021 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year. Please refer to Shareholder Engagement on page 28 for further information.
Report on the 2020 Shareholder Survey
In 2020, we did not receive any feedback through our website from shareholders regarding our approach to executive compensation.

10.    Board, Committee and Director Assessments
The Company’s Corporate Governance Principles state as follows:
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chair of the Board.
Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. Annually, directors are surveyed and asked to evaluate the overall performance and effectiveness of the Board and to make suggestions for improvement. In addition, directors have the opportunity to evaluate and comment on the effectiveness of the Committees, individual directors and the Chair of the Board.
In 2020, directors provided comments on numerous matters including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, the Board’s performance of its oversight role, the Board’s relationship with management and whether the Board has the appropriate mix of skills and experiences.
The results of the survey are consolidated by the Corporate Secretary, provided to the Chair of the Board and then presented to both the Corporate Governance Committee and the Board at their September meetings. Each Committee reviews and discusses comments relating to its individual Committee evaluation.
Prior to the September Board and Committee meetings, the Chair of the Board has a private conversation with each director regarding their own performance and effectiveness as well as the performance of their fellow directors. In addition, the Chair of the Corporate Governance Committee receives from the Corporate Secretary comments regarding the Chair and his leadership of the Board. These comments form the basis of a private conversation between the Chair of the Corporate Governance Committee and the Chair of the Board. The content of that conversation is reported by the Chair of the Corporate Governance Committee to the full Corporate Governance Committee at its September meeting.
11.    Management Succession Planning
The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 42.
12.    Board’s Role in Risk Management Process
One of the Board’s primary roles is to oversee the Company’s risk management processes. The Audit, Finance and Risk Committee is responsible for overseeing the Company’s processes for identifying, monitoring, evaluating and addressing important enterprise-wide strategic and business risks. This involves a review of, among other things, the Company’s approach to:

•risks inherent in its business, facilities and strategy;
•taxation and financial risk;
•overall risk management strategies and programs, including insurance programs;
•risk retention;
•shipping risk; and
•cyber security and IT security risks.

The Audit, Finance and Risk Committee receives regular reports on the systems, policies, controls and procedures that management has implemented. In addition, it receives quarterly reports from management on the status of certain strategic risks, anticipated impacts in future quarters and significant changes in the assessment of those strategic risks. In particular, the Audit, Finance and Risk Committee reviews management’s oversight of risks relating to information technology, including cyber security, and the Company’s information technology systems.

The Human Resources Committee also reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company.

In addition to Committee review, the full Board annually reviews the Company’s assessment of its principal strategic risks based on management’s formal risk review process. A list of risks faced by the Company, including our approach to risk management are provided in our 2020 Management's Discussion and Analysis.

13.    Shareholder Engagement
The Company believes that communication with shareholders is key to transparency and facilitates a full and fair understanding of the Company. To facilitate such engagement, the Board has adopted a Shareholder Engagement Policy which can be found on the Company’s website. The Company seeks to communicate with its shareholders through a variety of channels, including its disclosure documents and news releases, its website and presentations at investor conferences.

Shareholder feedback is received through one-on-one or group meetings between management and institutional shareholders as well as by letter (via regular mail or courier), email or telephone contact. With respect to shareholder feedback on executive compensation matters, the Chair of the Board solicits feedback during meetings with institutional shareholders and the Investor Relations page of the Company's website is enabled to receive such feedback annually from approximately mid-March to June 30. Shareholders may also make their views known through voting for individual directors, an annual say on pay advisory vote and other matters submitted to shareholders for approval. In addition, shareholders may put forward shareholder proposals in accordance with applicable rules.

As appropriate, relevant shareholder concerns are addressed promptly by the Investor Relations Department which regularly shares feedback with management on investor sentiment and key questions or concerns. Management then reports to the Board on material shareholder comments and feedback that it receives. Shareholders may communicate their views to management and the Board through our Investor Relations Department by sending a message to:

Investor Relations Department
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, BC  V6C 3M1
Telephone: 604-661-2600 or Toll Free: 1 800 661 8851
Email: invest@methanex.com

Shareholders may themselves initiate communications directly with the Board. To do so, shareholders should communicate their questions or concerns to the independent directors through the Chair of the Board by mail (marking the envelope “Confidential”) or email:

Chair of the Board
c/o General Counsel & Corporate Secretary
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, BC  V6C 3M1
Email: boardchair@methanex.com

All relevant correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Chair.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.
Objective and Design of the Director Compensation Program
We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $3 billion in 2020. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule A and can also be found on our website.
Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that it is necessary for the Company to offer a competitive compensation package.
Our director compensation program is designed primarily to:

•compensate directors for applying their knowledge, skills and experience in the performance of their duties;
•align the actions and economic interests of the directors with the interests of long-term shareholders; and
•encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The "Directors’ Total Compensation" table on page 32 sets out the total compensation earned by the directors in 2020.
As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 36 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a relevant comparator group. The comparator group of companies used by the Corporate Governance Committee for reviewing and determining director compensation is the same comparator group used for reviewing and determining executive compensation. This comparator group is developed by the Human Resources Committee and consists of North American-based companies in the chemicals, mining and oil and gas industries with global operations which, where possible, operate in a commodity-based or cyclical business. The companies in the comparator group are listed below:

Agnico Eagle Mines Limited* Albemarle Corporation Ashland Global Holdings Inc. Avient Corportion (formerly PolyOne) Baytex Energy Corporation* Cabot Corporation * denotes Canadian companies	Celanese Corporation Centerra Gold* FMC Corporation H.B. Fuller Company IAMGOLD Corporation* International Flavors & Fragrances Inc. Kinross Gold Corporation*	Lundin Mining Corporation* Olin Corporation RPM International Inc. The Chemours Corporation Vermillion Energy Inc.* Westlake Chemical Corporation Yamana Gold Inc.*

In order to meet the target level of the 50th percentile of a comparator group, between 2017 and 2019 director compensation was increased in a phased approach. The Corporate Governance Committee normally reviews director compensation at least every two years. However, to be consistent with prudent cash and cost management efforts made by the Company, the Board determined in 2020 that neither a review of, nor a change to, director compensation should be made.
Elements of Director Compensation
Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) share-based awards. Each element is described in detail below.
Annual Retainer and Other Fees
During the year ended December 31, 2020, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for the Chair of the Board	$172,000	annual
Annual retainer for a non-management director (excluding the Chair of the Board)	$96,000	annual
Annual retainer for the Chairs of the Corporate Governance and Responsible Care Committees	$10,000	annual
Annual retainer for the Chair of the Audit, Finance and Risk Committee	$20,000	annual
Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual
Annual retainer for the Chair of the Human Resources Committee	$20,000	annual
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day
Notwithstanding that directors do not receive meeting attendance fees, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether any meeting fees are appropriate.
In 2020, the Chair of the Board received a flat fee annual retainer and did not receive any additional fees; however, he is eligible to receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings.
Share-Based Awards - Restricted Share Unit Plan for Directors
Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the share-based component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, commencing in 2014, directors who are in compliance with their share ownership requirements at the time they make their election, may elect to receive the cash equivalent of their RSU award. In 2020 and 2021, two directors elected to receive the cash equivalent of their share-based award. The table below summarizes the share-based awards granted to directors in 2021 and 2020:

	2021	2020
Chair of the Board	5,400 RSUs or DSUs	6,100 RSUs or DSUs
All other non-management directors	3,000 RSUs or DSUs	3,400 RSUs or DSUs
RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. For example, RSUs granted in 2020 will vest on December 1, 2022. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
Upon retirement, all outstanding RSUs vest at the date of retirement and the director is entitled to receive a cash payment within 90 days from the vesting date. The cash payment is based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax.

The Board believes that share-based awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.”
In 2020 and 2021, the Target Dollar Value was $144,000 for each non-management director and $258,000 for the Chair of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. In 2020 the grant date was March 5, 2020 and in 2021 the grant date was March 4, 2021.
Share-Based Awards - Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their share-based award in the form of DSUs. See the section above “Share-Based Awards – Restricted Share Unit Plan for Directors”.
DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. A director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
The Board believes that providing directors with the alternative of receiving their cash fees and share-based awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Stock Options
Non-management directors ceased being granted stock options in 2003. No non-management director currently holds any stock options.
Perquisites
Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses, if any, are included in the “All Other Compensation” column found in the Directors’ Total Compensation table.

All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.
Directors’ Total Compensation

The following table sets out what each director earned by way of annual retainer, other fees and share-based awards for 2020.

Director	Annual Retainer ($)	Annual Retainer for Committee Chairs ($)	Annual Retainer for Audit & HR Committee Chairs ($)	Annual Retainer for Audit Committee Members ($)	Travel Fees & Ad hoc site visit fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Comp- ensation(4) ($)	Total ($)
Bruce Aitken(5)	32,000	—	—	—	5,000	37,000	144,000	—	181,000
Douglas Arnell	172,000	—	—	—	—	172,000	238,754	13,832	424,586
James Bertram	96,000	—	—	2,500	—	98,500	133,076	5,206	236,782
Phillip Cook	96,000	10,000	—	—	5,000	111,000	133,076	5,525	249,601
Paul Dobson	96,000	—	—	10,000	7,500	113,500	133,076	2,237	248,813
John Floren(6)
Maureen Howe	96,000	—	—	10,000	—	106,000	133,076	4,299	243,375
Robert Kostelnik	96,000	10,000	—	—	5,000	111,000	133,076	5,525	249,601
Leslie O'Donoghue(7)	64,000	—	—	—	—	64,000	—	—	64,000
Janice Rennie(8)	96,000	—	20,000	10,000	—	126,000	144,000	8,972	278,972
Kevin Rodgers	96,000	—	—	—	2,500	98,500	133,076	2,239	233,815
Margaret Walker	96,000	—	—	—	2,500	98,500	133,076	5,525	237,101
Benita Warmbold	96,000	—	20,000	10,000	7,500	133,500	133,076	7,378	273,954
Total	1,132,000	20,000	40,000	42,500	35,000	1,269,500	1,591,362	60,738	2,921,600

(1)Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or Committee meetings or for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board).
(2)This column includes all retainers and travel fees earned during 2020. This column also includes any fees paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer as DSUs. The DSU Plan is more fully described under “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)”. In 2020, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs (Arnell: 6,194 DSUs; and Bertram: 3,499 DSUs). The number and value of the DSUs received by Messrs. Arnell and Bertram in lieu of fees are reflected in the "Share-Based Awards - Value Vested During the Year" table on page 35.
(3)This column reflects the grant date fair value of the share-based compensation (RSUs and DSUs) received by directors in 2020. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2020 by the closing price of the Common Shares on the TSX on March 4, 2020, the day before such share units were granted, being $39.14. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their share-based compensation award as RSUs or DSUs. Commencing in 2014, if share ownership requirements are met at the time they make their election, directors may elect to receive the value of their share-based award as cash. Please see "Share-Based Awards - Restricted Share Unit Plan for Directors" for more information. In 2020, Mr. Aitken and Ms. Rennie made such election.
(4)This column is made up of the value of additional share units earned by directors in 2020 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2020. See “Share-Based Awards – Restricted Share Unit Plan for Directors” and “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No perquisites were paid in 2020.
(5)Mr. Aitken retired as a director in April 2020.
(6)Mr. Floren is President & CEO of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2020.
(7)Ms. O'Donoghue was elected as a director in April 2020 and therefore was not eligible to receive a share-based award in 2020.
(8)Ms. Rennie is not standing for re-election at the Meeting.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share-based awards held by each director as at December 31, 2020. Directors do not receive option-based awards.

	Outstanding Share-Based Awards as at December 31, 2020
Director	Shares or Units of Shares that Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Bruce Aitken(3)	—	—	—
Douglas Arnell	—	—	713,987
James Bertram	—	—	324,503
Phillip Cook	5,529	323,391	—
Paul Dobson	3,505	205,007	—
John Floren(4)
Maureen Howe	—	—	324,503
Robert Kostelnik	5,529	323,391	—
Leslie O'Donoghue(5)	—	—	—
Janice Rennie(6)	—	—	816,462
Kevin Rodgers	—	—	205,651
Margaret Walker	5,529	323,391	—
Benita Warmbold	—	—	550,625

(1)These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2020 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2020, being $58.49.
(2)This column reflects the value of vested DSUs received as their annual share-based award (“Annual DSUs”) held by each director as at December 31, 2020, and includes dividend equivalent Annual DSUs credited since the date of the original Annual DSU grants. The value of the Annual DSUs is calculated by multiplying the number of Annual DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2020, being $58.49.
(3)Mr. Aitken retired as a director in April 2020 and did not hold any DSUs or RSUs on his retirement.
(4)Mr. Floren was President & CEO during 2020 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2020.
(5)Ms. O'Donoghue was elected as a director in April 2020 and therefore was not eligible to receive a share-based award in 2020.
(6)Ms. Rennie is not standing for re-election at the Meeting.

The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and received as annual share-based awards (“Outstanding DSUs”), held by each director as at December 31, 2020 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2020, being $58.49. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

Director	Number of Outstanding DSUs as at Dec. 31, 2020 (#)	Value of Outstanding DSUs as at Dec. 31, 2020 ($)
Bruce Aitken(1)	—	—
Douglas Arnell	25,515	1,492,372
James Bertram	11,165	653,041
Phillip Cook	—	—
Paul Dobson	—	—
John Floren(2)
Maureen Howe	6,697	391,708
Robert Kostelnik	—	—
Leslie O'Donoghue(3)	—	—
Janice Rennie(4)	13,959	816,462
Kevin Rodgers	3,516	205,651
Margaret Walker	—	—
Benita Warmbold	11,438	669,009

(1)Mr. Aitken retired as a director in April 2020 and did not hold any DSUs on his retirement.
(2)Mr. Floren was President & CEO during 2020 and therefore did not receive any compensation as a director. See "Statement of Executive Compensation" for information on Mr. Floren's compensation in 2020.
(3)Ms. O'Donoghue was elected as a director in April 2020 and therefore was not eligible to receive a share-based award in 2020.
(4)Ms. Rennie is not standing for re-election at the Meeting.

Directors’ Share-Based Awards – Value Vested during the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2020. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year
	Number Vested during 2020 (#)					Value Vested during 2020 ($)
	RSUs(1)	DSUs(2)			Total	RSUs(3)	DSUs(2)			Total
Director	Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)		Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)
Bruce Aitken(7)	—	—	—	—	—	—	—	—	—	—
Douglas Arnell	—	6,194	6,100	658	12,952	—	172,000	238,754	13,832	424,586
James Bertram	—	3,499	3,400	263	7,162	—	98,500	133,076	5,206	236,782
Phillip Cook	1,957	—	—	—	1,957	97,642	—	—	—	97,642
Paul Dobson	—	—	—	—	—	—	—	—	—	—
John Floren(8)
Maureen Howe	—	—	3,400	223	3,623	—	—	133,076	4,299	137,375
Robert Kostelnik	1,957	—	—	—	1,957	97,642	—	—	—	97,642
Leslie O'Donoghue (9)	—	—	—	—	—	—	—	—	—	—
Janice Rennie(10)	—	—	—	465	465	—	—	—	8,972	8,972
Kevin Rodgers	—	—	3,400	116	3,516	—	—	133,076	2,239	135,315
Margaret Walker	1,957	—	—	—	1,957	97,642	—	—	—	97,642
Benita Warmbold	—	—	3,400	381	3,781	—	—	133,076	7,378	140,453

(1)This column represents RSUs that were awarded in 2018 and vested on December 1, 2020, together with dividend equivalent RSUs credited in respect thereof. See “Share-Based Awards – Restricted Share Unit Plan for Directors” for more information.
(2)DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.
(3)The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2020, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $49.89.
(4)These columns reflect the number and value of DSUs received in lieu of fees earned in 2020, as elected by non-management directors. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter. In 2020, Messrs. Arnell and Bertram elected to receive 100% of their cash retainers as DSUs and thus the value of DSUs granted to Messrs. Arnell and Bertram in lieu of fees is equal to their total fees earned as noted in the Directors' Total Compensation table on page 32.
(5)These columns reflect the number and value of DSUs granted to directors in 2020 as share-based awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2020 by the closing price of the Common Shares on the TSX on March 4, 2020, the day before such share units were granted, being $39.14. Directors can elect to receive their share-based award as RSUs or DSUs, or the cash equivalent. See “Share-Based Awards—Restricted Share Unit Plan for Directors” for more information.
(6)These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2020, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited.
(7)Mr. Aitken retired as a director in April 2020.
(8)Mr. Floren was President & CEO during 2020 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2020.
(9)Ms. O'Donoghue was elected as a director in April 2020 and therefore was not eligible to receive share-based award in 2020.
(10)Ms. Rennie is not standing for re-election at the Meeting.

Directors’ Share Ownership Requirements
The Company has share ownership requirements for directors to promote shareholder alignment. Since September 2017, each non-management director is required to own Common Shares having a value equal to at least 3 times their total retainer, which includes both the cash and equity components of the retainer. Ownership requirements are measured in March of each year. In the event a share price change from the prior year results in a director falling below the minimum shareholding requirement, such director has one year from the date of measurement to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. Directors have five years from the date of their appointment to meet their share ownership requirement and a new Chair of the Board has five years from the date of their appointment as Chair to meet their increased share ownership requirement.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 4, 2021 compared to the number of Common Shares, RSUs and DSUs held as at March 5, 2020 and the percentage of the requirement achieved for each director based on their holdings as at March 4, 2021.

Director	Director Since	As At	Common Shares Held(1) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(2) ($)	Value of Common Shares and Share Units Required to Meet Requirement(3) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Douglas Arnell(4)	Oct-16	Mar 4, 2021	5,555	—	30,915	36,470	1,838,088	1,290,000	142	10.7	Yes
		Mar 5, 2020	4,055	—	18,663	22,718	1,044,574
		Change	+1,500	—	+12,252	+13,752	+793,514
James Bertram	Oct-18	Mar 4, 2021	12,650	—	14,165	26,815	1,351,476	720,000	188	14.1	Yes
		Mar 5, 2020	12,650	—	7,403	20,053	922,037
		Change	—	—	+6,762	+6,762	+429,439
Phillip Cook	May-06	Mar 4, 2021	25,000	8,529	—	33,529	1,689,862	720,000	235	17.6	Yes
		Mar 5, 2020	25,000	7,262	—	32,262	1,483,407
		Change	—	+1,267	—	+1,267	+206,455
Paul Dobson	Apr-19	Mar 4, 2021	3,000	6,505	—	9,505	479,052	720,000	67	5.0	No(5)
		Mar 5, 2020	3,000	3,400	—	6,400	294,272
		Change	—	+3,105	—	+3,105	+184,780
John Floren(6)	Jan-13
Maureen Howe	Jun-18	Mar 4, 2021	22,500	—	6,697	29,197	1,471,529	720,000	204	15.3	Yes
		Mar 5, 2020	10,000	—	6,474	16,474	757,475
		Change	+12,500	—	+223	+12,723	+714,054
Robert Kostelnik	Sep-08	Mar 4, 2021	27,000	8,529	—	35,529	1,790,662	720,000	249	18.7	Yes
		Mar 5, 2020	27,000	7,262	—	34,262	1,575,367
		Change	—	+1,267	—	+1,267	+215,295
Leslie O'Donoghue	Apr-20	Mar 4, 2021	11,000	—	3,000	14,000	705,600	720,000	98	7.4	No(5)
Janice Rennie(7)	May-06	Mar 4, 2021	3,000	—	13,959	16,959	854,734	720,000	119	8.9	Yes
		Mar 5, 2020	3,000	—	13,494	16,494	758,394
		Change	—	—	+465	+465	+96,340
Kevin Rodgers	Jul-19	Mar 4, 2021	6,000	—	6,516	12,516	630,806	720,000	88	6.6	No(5)
		Mar 5, 2021	6,000	—	3,400	9,400	432,212
		Change	—	—	+3,116	+3,116	+198,594
Margaret Walker	Apr-15	Mar 4, 2021	9,500	8,529	—	18,029	908,662	720,000	126	9.5	Yes
		Mar 5, 2020	9,500	7,262	—	16,762	770,717
		Change	—	+1,267	—	+1,267	+137,945
Benita Warmbold	Feb-16	Mar 4, 2021	6,000	—	14,438	20,438	1,030,075	720,000	143	10.7	Yes
		Mar 5, 2020	6,000	—	11,057	17,057	784,281
		Change	—	—	+3,381	+3,381	+245,794
(1)This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.
(2)For 2021, this value is calculated using $50.40 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 4, 2021. For 2020, this value is calculated using $45.98 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 5, 2020.
(3)Director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least three times their total retainer, which includes both the cash and equity components of the retainer.
(4)Mr. Arnell is Chair of the Board and his share ownership requirement is $1,290,000 being three times his total retainer of $430,000.
(5)Directors have five years from the date of their appointment to meet director share ownership requirements.
(6)Mr. Floren is President & CEO and therefore does not receive any compensation as a director. See “Share Ownership Requirements” for information regarding Mr. Floren’s holdings and ownership requirements.

(7)Ms. Rennie is not standing for re-election at the Meeting.

Ownership of Equity Holdings and Vested DSUs
The following table shows the number of Common Shares and vested DSUs and the accumulated value of such Common Shares and vested DSUs, held by each director as at March 4, 2021. The value of unvested share units is not included in this table.

Director	Director Since	Common Shares Held(1) (#)	DSUs Held(2) (#)	Total Common Shares and DSUs Held (#)	Accumulated Value(3) ($)
Douglas Arnell	Oct-16	5,555	30,915	36,470	1,791,771
James Bertram	Oct-18	12,650	14,165	26,815	1,317,421
Phillip Cook	May-06	25,000	—	25,000	1,228,250
Paul Dobson	Apr-19	3,000	—	3,000	147,390
John Floren	Jan-13	131,369	—	131,369	6,454,159
Maureen Howe	Jun-18	22,500	6,697	29,197	1,434,449
Robert Kostelnik	Sep-08	27,000	—	27,000	1,326,510
Leslie O'Donoghue	Apr-20	11,000	3,000	14,000	687,820
Janice Rennie(4)	May-06	3,000	13,959	16,959	833,196
Kevin Rodgers	Jul-19	6,000	6,516	12,516	614,911
Margaret Walker	Apr-15	9,500	—	9,500	466,735
Benita Warmbold	Feb-16	6,000	14,438	20,438	1,004,119

(1)This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.
(2)DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual cash retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Share-Based Awards - Deferred Share Unit Plan (Director DSUs)” for more information.
(3)For the purpose of this table, this value is calculated using $49.13 per share, being the closing price on the TSX on March 3, 2021, being the date before the date of this Information Circular.
(4)Ms. Rennie is not standing for re-election at the Meeting.

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,
Compensation Highlights
We are pleased to share with you Methanex's approach to executive compensation.
Our executive compensation programs are designed to align pay with performance and the interests of shareholders. We use two financial performance measures to create this alignment: modified return on capital employed ("ROCE"), which measures the quality of returns from investing in large capital assets, and total shareholder return, a measure of share price appreciation and reinvestment of dividends paid over the year.

More than 80% of the CEO's target compensation, and approximately 70% of the Named Executive Officers' target compensation, is at risk. Approximately 30% of the CEO’s target compensation is linked to modified ROCE in both the short- and long-term incentive awards based on an enduring performance standard set as a long-term return above our weighted average cost of capital (“WACC”). This ensures that a target payout for this portion of the CEO’s target compensation is achieved only when returns exceed the WACC. Over the past 10 years, the corporate performance factor in the short-term incentive plan – which is based on modified ROCE – has ranged from 0% to 200% of target with an average of 98% of target, demonstrating alignment with financial returns through this period. Approximately 16% of the CEO’s target compensation is aligned with relative total shareholder return where payouts vary based on how well we perform against the S&P Composite Chemicals 1500 Index. Over 30% of the CEO’s target compensation is provided as stock options which only provide value if we deliver absolute share price appreciation. We believe that this combination of modified ROCE based on an enduring standard, relative total shareholder return and absolute share price appreciation is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations. In addition, the alignment between pay and performance is regularly reviewed and confirmed by independent compensation consultants.

We have consistently received a high score on our advisory vote on executive compensation (our "say on pay" vote), achieving an average approval rate of nearly 97% over the four years from 2016 to 2019. In 2020, although substantially all other shareholders voted in favour of our 2020 say on pay vote, we understand our largest shareholder, M&G Investment Management Limited ("M&G"), did not vote in favour, which accounts for a significant portion of the change in result from prior years. Our result of 75% in 2020 was therefore well below our historical average, despite our consistent and disciplined approach to executive compensation and the recommendation of two leading independent proxy advisors - ISS and Glass Lewis - that shareholders vote in favour of our say on pay resolution. Our Human Resources Committee considered and will continue to consider M&G's feedback as part of its regular and ongoing review of our executive compensation programs, which includes consideration of the philosophy, design and pay outcomes relative to our performance, market practice and governance trends. We will continue to engage with our shareholders to outline our pay for performance philosophy and to address questions and solicit feedback about our executive compensation levels and design.
2020 Performance Highlights
The impact of the COVID-19 pandemic on the global economy resulted in a sharp decline in methanol demand and lower methanol prices which negatively impacted our financial performance compared to 2019. Over the course of 2020, we took steps to preserve liquidity and financial flexibility within a challenging economic environment and as a result, we remain well-positioned to generate significant long-term value as market conditions improve.
The Company’s modified ROCE in 2020 - the measure of corporate performance for the short-term incentive plan - was -0.2%, which was below the target of 12%. As a result, the corporate performance factor for determining 70% of the short-term incentive award for 2020 was 0% versus a target of 100%. This result closely aligns with the Company's lower financial results in 2020.
In addition, Methanex's absolute total shareholder return - the measure of corporate performance under the 2018 performance share unit ("PSU") plan that forms half of an executive's long-term incentive award - resulted in the minimum vesting in 2020 of 25% of the PSUs granted in 2018.

2020 CEO Compensation
In 2020, President & CEO John Floren's total compensation was $6.8 million, compared to $7.7 million in 2019. Total compensation includes base salary and both short- and long-term incentive awards. The actual value of the long-term awards will ultimately reflect corporate performance over a multi-year time horizon.
•Base salary: The Board increased Mr. Floren’s base salary by 4% in 2020 to reflect his significant experience and strong performance in the CEO role and to align with projected salary increases within the Company's executive compensation comparator group. Mr. Floren's base salary increased by 5% in 2019 and 16% in 2018 to reflect his strong performance and maintain competitiveness with the market. Mr. Floren will be receiving no salary increase in 2021.
•Short-term incentive award ("STI"): In 2020, Mr. Floren's short-term incentive target was 125% of base salary, which is weighted 70% to Corporate performance and 30% to individual performance. The Corporate performance portion of the award, which is based on ROCE, was nil. The Human Resources Committee determined his individual performance had exceeded expectations, which would have resulted in a short-term incentive award of $965,000 at 60% of the target. However, the Human Resources Committee did not award Mr. Floren a short-term incentive payment in accordance with his request. In 2019, his award was $1,035,000 or 69% of the target.

•Long-term incentive award ("LTI"): Mr. Floren received a long-term incentive award with a target value of $4.9 million in 2020, made up of 50% PSUs and 50% tandem stock appreciation rights ("TSARs"). The target value of Mr. Floren’s long-term incentive award remained approximately the same in 2020 compared to 2019.
Conclusion
The Human Resources Committee and the Board are confident that our executive compensation practices continue to demonstrate a link between pay and long-term shareholder value.

Douglas Arnell Chair of the Board	Janice Rennie Chair, Human Resources Committee

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

All amounts in this section “Executive Compensation Discussion and Analysis” are in Canadian dollars except where otherwise noted.

Objectives and Design of the Executive Compensation Program
We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performing executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

To achieve this objective, our executive compensation program is based on the following principles:

•Alignment with shareholder interests. Our performance-based incentive plans align the interests of executives with shareholders and the total compensation earned by the NEOs (as defined below), including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time.
•Pay-for-performance. We believe in pay-for-performance. Accordingly, approximately 80% of the President & CEO’s target compensation and 70% of other NEO's target compensation is at risk and linked to a combination of individual and corporate performance goals, share price performance, relative compounded total shareholder return and return on capital employed.
•Effective risk management. Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value.
•Pay competitively. Our executive compensation program is designed to be competitive with the 50th percentile of a comparator group of North American-based chemical, mining and oil and gas companies with global operations in order to attract, retain and engage high-quality executive talent.

Executive compensation at the Company includes base salary, short-term incentives, long-term incentives and indirect compensation, including benefits, perquisites and pensions, as described in more detail in the table below.

Element	Description
Base Salary	Fixed compensation intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties.
Short-Term Incentive Plan	Variable compensation designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance (modified return on capital employed) and individual performance over the year.
Long-Term Incentive Plan	Variable compensation designed to retain talented executives, reward them for their contribution to the long-term success of the Company and align their interests with shareholders. Consists of PSUs that deliver value based on a combination of relative compounded total shareholder return and three-year average return on capital employed and stock options/SARs/Tandem Share Appreciation Rights ("TSARs") that deliver value based on the Company's share price performance over varying periods of time.
Indirect Compensation	Fixed compensation intended to support the health, wellness and financial well-being of executives and their families. Executives are provided a single, fixed amount, taxable perquisite allowance. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees (except one, Mr. Henderson, who is a grandfathered participant in a closed defined benefit retirement plan). Executives also participate in a supplemental retirement plan due to Canadian tax limits.

The Executive Compensation Discussion and Analysis describes our approach to compensation for the Company's President & CEO, Chief Financial Officer and its three other executive officers who had the highest total compensation during 2020 (collectively the "Named Executive Officers" or "NEOs").

Named Executive Officer	Office Held	Principal Occupations and Positions During Last Five Years
John Floren	President & CEO	President & CEO since January 1, 2013.
Ian Cameron	Senior Vice President, Finance & Chief Financial Officer	Senior Vice President, Finance & Chief Financial Officer since January 1, 2003.
Vanessa James	Senior Vice President, Global Marketing & Logistics	Senior Vice President, Global Marketing & Logistics since January 1, 2013.
Mike Herz	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since January 1, 2013.
Kevin Henderson	Senior Vice President, Manufacturing	Senior Vice President, Manufacturing since May 2016. Prior thereto was Vice President, Manufacturing, North America since January 1, 2014.
Compensation Policies and Practices Risk Review
The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles, do not encourage inappropriate or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:
Program Structure
•Our short-term incentive and PSU awards have maximum limits, based on pre-defined plan provisions and the calculation formula;
•There is a proportionately greater award opportunity derived from the long-term, equity-based incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time;
•The application of a modified ROCE metric, as defined below, that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award;
•We use two distinct long-term incentive vehicles - PSUs and stock options/SARs/TSARs - that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance; and
•Our long-term incentive plan awards are made annually and have overlapping vesting and performance periods, such that at any one time, multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance and maintaining executives' exposure to the risks of their decisions in the long-term.

Share Ownership Requirements
We believe in the importance of our management team owning Common Shares to more fully align management with shareholder interests. We have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees eligible to receive long-term incentives, which are monitored annually by the Human Resources Committee.

Committee Discretion

•The Human Resources Committee and Board have discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect corporate performance through our core business operations and the level and type of risk taken to achieve results; and
•The incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the short-term incentive calculation enables the Human Resources Committee to direct a zero payout for this component to any executive in any year if the individual executive did not perform well or engaged in activities that pose a financial, operational or other undue risk to the Company.

Recoupment Policy
The Company’s Recoupment Policy applies to all employees, officers and directors. If the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) there is a determination that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging Policy

The Company’s Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold. Insiders are also prohibited from short selling the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.
Succession Planning and Leadership Development
Developing talent is a strategic priority for the organization. In order to support our business strategy, we need a strong bench of internal candidates for every key leadership position. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk through the proactive identification, assessment and development of talent at all leadership levels, including the executive level, within the organization. Our program includes succession planning for emergency replacement scenarios for critical roles. The executive team discusses organizational talent on a regular basis and also conducts an in-depth talent review session each year where members of the global management team and other key talent from all levels in the organization are discussed and assessed. Development plans are put in place and tracked for all key talent and succession candidates from year-to-year.
As business conditions permit, we regularly offer an integrated suite of customized global leadership development programs for various levels of leaders in the organization. The programs focus on the development of our core leadership competencies, which include developing management skills and building business acumen, global business knowledge and cross-cultural agility. These programs typically range in length from customized two-day workshops for our frontline leaders to cohort style programs for senior leaders delivered over an eight-month period. In addition to formal leadership development programs, we offer a custom coaching program targeted at key talent to further accelerate their growth and development. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. Management also conducts a talent management session with the Board annually. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist or are being developed for all executive positions, including the President & CEO position.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers, including the NEOs. The Human Resources Committee consists of six members (Ms. Rennie, Mr. Bertram, Mr. Cook, Mr. Kostelnik, Mr. Rodgers and Ms. Walker), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.
In 2020, all of the Human Resources Committee members had direct experience with executive compensation through their previous executive positions and/or their service on human resources/compensation committees at other organizations. In their executive positions, members participated in compensation, benefits and related decisions; implemented or evaluated the design of the company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. In addition, the Human Resources Committee receives an annual report from Meridian Compensation Partners ("Meridian") reviewing the Company's compensation programs and providing information on recent trends, regulatory changes and key issues regarding executive compensation and compensation governance and how they relate to the Company.
Committee Members
•Ms. Rennie became Chair of the Human Resources Committee as of April 25, 2019 after previously serving as Chair from April 2017 to December 2017. She was a member of the People and Compensation Committee at WestJet from 2011 until 2019 and has been a member of the Compensation Committee at West Fraser Timber since 2012. She was Senior Vice President, Human Resources & Organizational Effectiveness at EPCOR Utilities Inc. ("EPCOR") between 2004 and 2005, was a member and Chair of the Compensation Committee at Teck Resources from 2008 to 2015 and a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012. Ms. Rennie is currently the Chair of the Board of EPCOR.
Ms. Rennie is not standing for re-election as a director at the Meeting.
•Mr. Bertram was Chief Executive Officer of Keyera Corporation from 1998 until his retirement in 2014. Keyera is a publicly-traded, midstream oil and gas operator. In his role at Keyera, he had extensive experience in compensation and governance matters. Mr. Bertam is Chair of the Board of Keyera Corporation and also serves as a director of Emera Inc. and is a member of its Management Resources and Compensation Committee, which oversees executive compensation matters.
Following Ms. Rennie's retirement at the Meeting, Mr. Bertram will become Chair of the Human Resources Committee, subject to him being re-elected at that meeting.
•Mr. Cook held a number of executive management positions during his 37 years at Dow Chemical. From 2003 to 2006, he managed a portfolio that included about one-third of Dow's businesses with over 10,000 employees on six continents. He was involved at an executive level with various human resources issues for these businesses, including compensation, workforce planning, employee development and talent management.
•Mr. Kostelnik held a number of senior positions during his 16 years with Citgo Petroleum Corporation ("CITGO"), including VP, Health, Safety and Environmental, VP, Shared Services (Human Resources, Information Technology and Procurement) and VP, Refining. In his role as VP, Shared Services, he was responsible for all human resources activities for the 4,300 employees of CITGO. As VP, Refining, he was responsible for the performance, development and well being of 2,700 direct employees.
•Mr. Rodgers was Managing Director and Global Head of Foreign Exchange at Deutsche Bank in London (UK) from 2012 to June 2014. After joining the bank in 1999 (following nine years at Merrill Lynch and Bankers Trust), he also held many other senior leadership roles within foreign exchange and commodities at Deutsche Bank including Global Head of Foreign Exchange Trading and Global Head of Energy Trading, among others. As part of his duties, he was responsible for chairing the annual compensation committees for the businesses he managed. Towards the end of his career, he was a member of the compensation committee for the bank's entire Fixed Income business - a unit that employed thousands of investment banking professionals.
•Ms. Walker was the Vice President, Engineering & Technology for Dow Chemical between 2004 and 2010, with responsibility for 3,500 employees. Prior to that role, Ms. Walker held other senior positions with Dow Chemical and served on various management committees related to human resources programs.
As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers. The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. A thorough competitive assessment was conducted by Willis Towers Watson in July 2019, with the previous assessment in June 2017. The competitive assessment was based on our comparator group of companies (see below). The Human Resources Committee relied on updated data from Willis Towers Watson to inform their decisions related to 2020 NEO compensation.
The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Willis Towers Watson and Meridian, from time to time, are retained to advise the Human Resources Committee on specific executive compensation matters raised by the Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation of organizations in a comparator group of companies. The Human Resources Committee reviews the comparator group used to establish total compensation for executive officers and monitors the status of comparator companies on a regular basis for their relevance with any changes typically reflected in the year they take effect.

Given that the Company has no publicly traded peers in the methanol industry only, nor are there any Canadian companies in the chemicals industry of comparable size and complexity operating global operations with the need to draw on a global talent pool, the comparator group is comprised of North American-based companies in the chemicals, mining and oil and gas industries with global operations, and, where possible, that operate in a commodity-based or cyclical business. The geographic composition of the group between Canadian and U.S. companies is considered relative to the talent pool and to provide sufficient representation of the Canadian and U.S. talent markets. The comparator group of companies is reviewed regularly, with the last review conducted by Willis Towers Watson in 2018. The review assessed the status of comparator companies taking into consideration share price dynamics, industry and comparative size. The comparator companies ranged from half to two times the Company's size, with the Company's size positioned at around the median of the group. As a result of this review, the Human Resources Committee approved a new comparator group in 2019.The comparator group includes the following 20 companies:

Agnico Eagle Mines Limited* Albemarle Corporation Ashland Global Holdings Inc. Avient Corportion (formerly PolyOne) Baytex Energy Corporation* Cabot Corporation * denotes Canadian companies	Celanese Corporation Centerra Gold* FMC Corporation H.B. Fuller Company IAMGOLD Corporation* International Flavors & Fragrances Inc. Kinross Gold Corporation*	Lundin Mining Corporation* Olin Corporation RPM International Inc. The Chemours Corporation Vermillion Energy Inc.* Westlake Chemical Corporation Yamana Gold Inc.*
Compensation Consultants
The Chair of the Human Resources Committee approves the scope of all executive compensation work undertaken by independent consultants. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.
The Human Resources Committee has retained Willis Towers Watson as independent advisors with a mandate to provide general executive compensation assistance in 2020.

Other services that Willis Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Willis Towers Watson’s written mandate to the Human Resources Committee outlines its role and terms of reference as the independent consultant to the Human Resources Committee. This includes confirmation that Willis Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.
During 2020, the Human Resources Committee also retained Meridian to provide an update at its July meeting. The update reviewed the Company's compensation programs and provided information on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. Meridian provides consulting services only to the Human Resources Committee and only with respect to executive compensation, with approximate fees to the Company during 2020 of $27,500 and during 2019 of $23,200.
Total fees paid to Meridian and Willis Towers Watson over the past two years are listed in the table below.

		All Other Fees
Year	Executive Compensation Related Fees ($)	Consulting and Third Party Administration Service Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation Related Fees ($)	Total All Other Fees ($)	Total Fees ($)
2020	112,892	106,375	32,354	—	138,729	251,621
2019	157,927	129,761	50,872	—	180,633	338,560

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.
The 2020 target executive compensation mix is illustrated in the table below.

		At Risk Payouts
	Base Salary	Short-Term Incentive Award	Stock Options/SARs/TSARs	PSUs	Total Compensation "At Risk"
CEO	16%	20%	32%	32%	84%
All Other NEOs	29%	21%	25%	25%	71%
All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Payouts	“At-Risk” Payouts

Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a market competitive salary range, targeted to be at the 50th percentile of the comparator group of companies. Initial placement within the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executive officers, including the other NEOs. Over time, base salary can approach and may exceed the median of the salary range based on an executive’s experience, long-term performance and the scope of the executive’s role.
Short-Term Incentive Plan
The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and individual performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the individual performance component is to recognize each executive officer’s individual contribution to certain annual strategic and operational business activities and initiatives.
The target award percentage is determined by the Board each year. The table below outlines the 2020 target award for each NEO:

Named Executive Officer	Target STI Award (as % of Annual Base Salary)
CEO	125%
SVP Finance & CFO	75%
Other NEOs	70%
The corporate performance component represents 70% of the potential overall award and the individual component represents 30% of the potential overall award. Short-term incentive awards can range from 0% to 200% of the target award based on a combination of individual performance and corporate performance.
a) Corporate Performance Component
The corporate performance component is 70% of the potential overall award for all NEOs. For 2020, as in past years, the Board determined that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets ("Modified ROCE”).
The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Payout Level
Threshold	0%
Target	100%
Maximum	200%
The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.

Modified ROCE
The Board has reviewed a number of measures of profitability and has determined that Modified ROCE is a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. Modified ROCE measures the quality of returns to shareholders in a simple way that employees understand.

Each year, management prepares and presents the ROCE calculation for review at the January meeting of the Audit, Finance and Risk Committee. Subsequent to the Audit, Finance and Risk Committee meeting, the full Board of Directors reviews and approves the ROCE calculation. In 2020, the Board established 12% Modified ROCE as the performance target, with break-even net income as the performance minimum and 18% as the performance maximum. Refer to the “Financial Highlights” section of our 2020 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2020 was nil and therefore did not meet the performance minimum to result in a payout.
•The Company uses an enduring standard for setting the Modified ROCE target based on achieving a long-term return above the Company’s weighted average cost of capital ("WACC"), thus ensuring that a target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.
•The enduring standard we set for Modified ROCE does not take into account anticipated annual changes in commodity prices or broader economic factors, which results in greater variability of payouts. We do not decrease our targets when Modified ROCE is expected to be lower in a given year because methanol prices are lower nor do we raise them when Modified ROCE is expected to be higher in a given year. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the shorter-term economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We believe this aligns the interests of management directly with the interests of our shareholders.
•The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our peer companies.
•The Modified ROCE target is set independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.
•The Board understands we are in a cyclical business and that our shareholders take a longer-term view of their share ownership. The use of an enduring standard ensures that management similarly takes a long-term view; they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to approximately target.
Over the last ten years, we have paid out below target five times, at target once, and above target four times, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Corporate Payout Level(1)
2011	14%	149%
2012	12%	100%
2013	23%	200%
2014	16%	154%
2015	6%	48%
2016	0.4%	3%
2017	12.9%	99%
2018	18.5%	192%
2019	4.1%	34%
2020	(0.2)%	0%
(1)    In 2011, the corporate performance component accounted for 60% of the potential overall award (40% based on Modified ROCE performance and 20% based on other strategic financial or operational measures). Since 2012, Modified ROCE performance has been the singular corporate performance measure. Since 2014, the corporate performance component has accounted for 70% of the potential overall award for all NEOs.

b) Individual Performance Component
The individual performance component is weighted at 30% of the potential overall award for all NEOs. All of our employees, including each of our executive officers, set annual individual performance goals that are aligned with the Company’s overall strategic goals, including goals related to our environmental, health and safety performance. The individual performance goals are designed to be challenging yet attainable. The annual individual performance goals of the CEO are approved by the Board and the CEO approves the annual individual performance goals for the Company’s executive officers, including the other NEOs.

The Human Resources Committee assigns the CEO’s individual performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their individual performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The individual performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

John Floren, President & CEO

During 2020, Mr. Floren's strong leadership was instrumental in effectively steering the Company through extremely challenging business circumstances precipitated by the global COVID-19 pandemic. Demonstrating agility in an uncertain business environment, Mr. Floren and his team focused on ensuring the health and safety of employees while taking decisive actions to further strengthen the business and balance sheet. These actions included deferring capital spending on the Geismar 3 project, reducing the dividend, suspending share buybacks, reducing maintenance capital without compromising safety and reducing operating costs, issuing $700 million in new bonds and securing covenant relief on existing credit facilities - all while demonstrating the resilience of the Company's business model and maintaining a seamless product supply to customers.
The annual short-term incentive award is based on a combination of corporate and individual performance achieved in 2020. While modified ROCE resulted in no corporate performance payout for 2020, the Human Resources Committee considered Mr. Floren's overall individual performance for 2020 as exceeding expectations, which would have resulted in an award of $965,000 at 60% of target. However, the Human Resources Committee did not award Mr. Floren a short-term incentive payment in accordance with his request.
Ian Cameron, Senior Vice President, Finance & Chief Financial Officer

Mr. Cameron is responsible for the global finance function and has executive oversight of our manufacturing operations in Trinidad. In 2020, Mr. Cameron and his finance team demonstrated strong financial agility by preserving liquidity and enhancing financial flexibility through raising $700 million in new senior notes and negotiating covenant relief on the Company's existing credit facilities in a challenging economic environment. Mr. Cameron and his team effectively managed operations in Trinidad, including idling the Titan plant to respond to lower methanol demand and completing a planned turnaround at the Atlas plant under COVID-19 protocols.
Vanessa James, Senior Vice President, Global Marketing & Logistics
Ms. James is responsible for global marketing and logistics activities and has executive oversight of our manufacturing operations in New Zealand. In 2020, together with her team, Ms. James effectively managed the Company's global supply chain to ensure a reliable methanol supply continued to be delivered to customers around the world despite extremely uncertain market conditions. In addition, Ms. James and her team made good progress on various methanol to energy initiatives, including the promotion of methanol as a marine fuel. The New Zealand operations performed well, amid lower gas deliveries.
Mike Herz, Senior Vice President, Corporate Development
Mr. Herz is responsible for all corporate development and new project activities and has executive oversight of our manufacturing operations in North America (Geismar and Medicine Hat). During 2020, Mr. Herz provided strong leadership, effectively transitioning the Geismar 3 project to care and maintenance in response to the uncertainty in the global economy from the COVID-19 pandemic. Mr. Herz and his team effectively managed the Medicine Hat turnaround and Geismar 1 debottlenecking project under COVID-19 protocols.
Kevin Henderson, Senior Vice President, Manufacturing
Mr. Henderson is responsible for the global manufacturing function and has executive oversight of our manufacturing operations in Chile. During 2020, Mr. Henderson effectively managed our capital budget, which was reduced by $30 million, without compromising safety and while operating under enhanced COVID-19 protocols. The manufacturing team delivered excellent environmental performance. Mr. Henderson and his team demonstrated agility with idling of the Chile IV plant to respond to lower methanol demand and lower gas availability.
Based on the corporate and individual performance achieved in 2020, the Board awarded each NEO a short-term incentive award. The individual performance results for each of the NEOs exceeded expectations and the CEO assigned performance ratings for each of them in early 2021 that were subsequently reviewed by the Human Resources Committee and approved at the March 4, 2021 Board meeting. The formula used to calculate short-term incentive payments for the NEOs is: annualized base salary times target percentage times overall performance result (corporate and individual), with the target percentage shown in the table on page 46.
Long-Term Incentive Plan
The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in PSUs and 50% in stock options/SARs/TSARs. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive TSARs. Employees in all other jurisdictions receive stand-alone SARs. In addition, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as deferred share units (DSUs), which are linked to long-term value creation.
The Board is focused on ensuring a strong linkage between pay and actual Company performance and monitors the appropriateness and effectiveness of the plan design (including payout vehicle, target levels, target range and performance measures) on an ongoing basis.
The annual grant of stock options/SARs/TSARs and PSUs is established at the March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility. All management of the Company who are eligible for annual long-term incentive awards are subject to share ownership requirements or guidelines.
The target award percentage for all NEOs is determined by the Board each year based on competitive market data. The table below outlines the 2020 target award:

Named Executive Officer	Target LTI Award (as % of Annual Base Salary)
CEO	410%
SVP Finance & CFO	195%
Other NEOs	165%
The long-term incentive plan has three components: stock options/SARs/TSARs, PSUs and DSUs.
a) Stock Option/SARs/TSARs Plans
Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the NASDAQ in US dollars on the day before the date of the grant. Stock options/SARs/TSARs expire seven years after their date of grant.
Stock options/SARs/TSARs granted in 2020 represent 1.15% of the total number of outstanding Common Shares of the Company as at December 31, 2020 (0.41% at December 31, 2019 and 0.62% at December 31, 2018). The plans expressly prohibit the re-pricing of stock options or the exchange of underwater stock options for cash or other awards.
As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. The table below shows the number of stock options/SARs/TSARs granted to each NEO in 2020 as part of their long-term incentive award:

Named Executive Officer	TSARs (# granted)
John Floren	283,600
Ian Cameron	68,000
Vanessa James	48,000
Mike Herz	48,000
Kevin Henderson	45,600

The table below shows the aggregate number of stock options/SARs/TSARs granted in 2020 and 2019 and their ratio to outstanding shares as at December 31, 2020 and 2019, respectively.

	Stock Options/SARs/TSARs Granted in 2020(1) (#)	Number of Stock Options/SARs/TSARs Granted in 2020 as a Percentage of Outstanding Common Shares at Dec. 31, 2020(2) (%)	Stock Options/SARs/TSARs Granted in 2019 (#)	Number of Stock Options/SARs/TSARs Granted in 2019 as a Percentage of Outstanding Common Shares at Dec. 31, 2019(3) (%)
CEO	283,600	0.37	110,200	0.14
NEOs (4 individuals, excluding CEO)	209,600	0.28	84,300	0.11
Other managers (approximately 29 individuals)	379,450	0.50	117,560	0.15
Total	872,650	1.15	312,060	0.41

(1)In 2020, all NEOs received TSARs since they were Canadian employees.
(2)The Company had 76,201,980 Common Shares outstanding as at December 31, 2020.
(3)The Company had 76,196,080 Common Shares outstanding as at December 31, 2019.

b) Performance Share Unit Plan
PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year have a performance period intended to be three years in total and will normally vest on December 31 in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2020 will vest on December 31, 2022 and at the time of vesting, a minimum of 0% to a maximum of 200% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan.
PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. We use two performance measures, relative Total Shareholder Return ("TSR") and three-year average Modified ROCE, which align with shareholder interests.
For PSUs granted in 2020, one-half of the performance criteria is relative TSR, defined as the Company's absolute TSR in relation to the S&P Composite 1500 Chemicals Index (with payout capped at target of 100% if the Company's absolute TSR is negative). The other half is the three-year average Modified ROCE over the period from January 1, 2020 to December 31, 2022 (the “Measurement Period”).
Relative TSR is calculated as the twelve-quarter average of the Company's absolute TSR compared with the TSR of the S&P Composite Chemicals 1500 Index, where absolute TSR is the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. Modified ROCE is calculated as defined in the "Financial Highlights" section of our 2020 Annual Report.
The following table shows the relative TSR and Modified ROCE performance levels used to determine the number of PSUs that will vest based on the degree to which the relative TSR and Modified ROCE are achieved during the applicable Measurement Period.

Performance Target	50% Relative TSR vs. S&P Composite Chemicals 1500 Index(1)	50% Modified ROCE (3-Year Average)	Payout Range
Threshold	(2)%	0%	0%
Target	0%	12%	100%
Maximum	4%	18%	200%
(1) Payout is capped at target if absolute TSR is negative.
The payout factor for performance between threshold, target and maximum is interpolated on a straight-line basis.

The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested(1)
2009	2011	120%
2010	2012	120%
2011	2013	120%
2012	2014	120%
2013	2015	120%
2014	2016	25%
2015	2017	25%
2016	2018	150%
2017	2019	25%
2018	2020	25%

(1) Prior to 2014, the vesting range was a minimum of 50% to a maximum of 120% of PSUs granted. In 2014, the vesting range broadened to a minimum of 25% and a maximum of 150%. Starting in 2019, the vesting range is a minimum of 0% to a maximum of 200%.

The table below shows the number of PSUs granted to each NEO in 2020 as part of their long-term incentive award:

Named Executive Officer	PSUs (# granted)
John Floren	63,000
Ian Cameron	15,100
Vanessa James	10,700
Mike Herz	10,700
Kevin Henderson	10,100
In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half of the number of vested PSUs. These Common Shares are purchased on behalf of employees in the open market. PSUs do not entitle participants to any voting or other shareholder rights.
c) Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as DSUs. Such election must be made by the executive officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.
DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1st of the calendar year beginning after the Termination Date but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1st of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

Benefits and Perquisites
Benefits and perquisites for executive officers include participation in retirement plans, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market.
The Company also provides a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, fitness and household security in lieu of individual allowances for each perquisite.
Total Compensation Expense
The total compensation expense as disclosed in the Summary Compensation Table attributable to the NEOs was 0.6% of the Company’s revenue in 2020.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2015 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

Cumulative Value of $100 Investment (Dividends Reinvested)
Methanex - TSX - Total Return
S&P/TSX Composite - Total Return
$250
$200
$150
$100
$50
$0
Dec. 31, 2015
Dec. 31, 2016
Dec. 31, 2017
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020

	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020
Methanex Total Return(1)	$133	$176	$155	$122	$148
S&P/TSX Composite Index Total Return	$121	$132	$120	$148	$156

(1)For Total Return calculations, the graph reflects the total cumulative total shareholder return for $100 invested on December 31, 2015 and dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation
NEO total compensation and the year-over-year change for the last five years is shown in the table below. NEO total compensation in 2020 (as disclosed in the Summary Compensation Table) is 12% more than it was in 2016.

	2016	2017	2018	2019	2020
NEO Total Compensation (millions)	$13.2	$15.4	$18.0	$15.7	$14.8
Percent Change Over Prior Year	N/A	17%	18%	(13)%	(6)%
However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO total compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.
The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the aggregate annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2020.
(1) Aggregate Annual NEO Compensation for each year is calculated by adding the realized compensation for all NEOs in such year and the total change in NEO unrealized compensation year over year.
Realized compensation is calculated by adding base salary, plus annual incentive earned in that year (and paid in the following year) as reported in the Summary Compensation Table plus the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year.
The total change in unrealized compensation is the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year. This also includes the difference between the actual proceeds the NEO received from exercised stock options/SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31st of the previous year.

    Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held. All executive officers are subject to share ownership requirements. See “Share Ownership Requirements” for more information.

(2) Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2015 as set out in the table under the heading “Total Shareholder Return Comparison” on page 52.

For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31st for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31st is calculated using the difference between the closing price of the Common Shares on the TSX and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31st is calculated using the closing price of the Common Shares on the TSX and the number of outstanding PSUs on that date.
The following tables detail the President & CEO’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph. The value of realized compensation, which has already been determined, decreased significantly in 2020. Although the value of unrealized compensation increased in 2020, it is subject to the volatility of share price movement and can vary significantly over time, which is an indication that a significant portion of compensation is at risk and highly variable.

CEO	2016	2017(1)	2018(2)	2019(3)	2020(4)
Realized Compensation
Base Salary	951,000	1,006,500	1,148,750	1,234,625	1,287,000
Annual Incentive	447,000	1,169,000	2,770,000	1,035,000	—
Stock Options/SARs/TSARs: Value Realized on Exercise	589,528	5,044,905	10,040,619	—	—
PSUs: Value Realized on Settlement	2,794,808	371,178	518,424	4,990,641	432,830
Total Realized Compensation	4,782,336	7,591,583	14,477,793	7,260,266	1,719,830
Unrealized Compensation
Change of Value of Outstanding In-The-Money Value of Stock Options/SARs/TSARs at December 31 of each year	4,273,053	5,160,179	(8,927,130)	(865,533)	6,621,706
Change of Value of Outstanding PSUs at December 31 of each year	1,222,687	2,452,738	(799,052)	(2,486,584)	2,722,264
Total Change in Unrealized Compensation	5,495,740	7,612,917	(9,726,182)	(3,352,117)	9,343,970
CEO: Total Realized Compensation + Total Change in Unrealized Compensation	10,278,076	15,204,500	4,751,611	3,908,149	11,063,800

All Other NEOs - Aggregate	2016	2017(1)	2018(2)	2019(3)	2020(4)
Realized Compensation
Base Salary	1,778,000	1,861,250	2,030,500	2,152,813	2,244,113
Annual Incentive	543,000	1,533,000	2,532,000	998,000	908,000
Stock Options/SARs/TSARs: Value Realized on Exercise	1,463,376	2,322,546	8,890,132	—	140,703
PSUs: Value Realized on Settlement	2,249,050	390,399	388,818	4,035,361	419,946
Total Realized Compensation	6,033,426	6,107,195	13,841,450	7,186,174	3,712,762
Unrealized Compensation
Change of Value of Outstanding In-The-Money Value of Stock Options/SARs/TSARs at December 31 of each year	4,427,348	8,192,816	(10,386,892)	(1,787,194)	5,395,170
Change of Value of Outstanding PSUs at December 31 of each year	1,425,035	2,231,400	99,053	(2,047,517)	1,613,288
Total Change in Unrealized Compensation	5,852,383	10,424,216	(10,287,839)	(3,834,711)	7,008,458
All Other NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	11,885,809	16,531,411	3,553,611	3,351,463	10,721,220
Aggregate NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	22,163,885	31,735,911	8,305,222	7,259,612	21,785,020

(1)The increase in total realized and unrealized compensation from 2016 to 2017 was mainly attributable to the increase in share price and short-term incentive payments.
(2)The decrease in total unrealized compensation from 2017 to 2018 was due to the decrease in the value of outstanding PSUs and in-the-money stock options. The decrease is partially offset by the increase in total realized compensation from 2017 to 2018, which was attributable to the increase in the value received upon exercise of stock options during 2018.
(3)The decrease in total unrealized compensation from 2018 to 2019 was mainly attributable to the decrease in share price and short-term incentive payments.
(4)The increase in total unrealized compensation from 2019 to 2020 was mainly attributable to an increase in share price and the value of in-the-money stock options and outstanding PSUs.
Stress-Testing CEO Compensation
While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer term.
In 2020, Willis Towers Watson conducted a look-back total take analysis for the CEO, reflecting the period from January 1, 2016 to July 31, 2020. The analysis found that the CEO's total compensation was reasonably aligned with shareholder value created.

Share Ownership Requirements
Each executive officer is required to own Common Shares having a value equal to, in the case of the CEO, at least five times annual base salary and, in the case of each of the other executive officers, at least three times annual base salary. The full value of DSUs held by an executive officer is considered when determining whether executives are meeting their share ownership requirements. The value of 2020 PSUs are not considered when determining share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date each individual became an executive officer. All other management of the Company who are eligible to receive long-term incentives are subject to share ownership guidelines appropriate to the level of their position.

The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them as at December 31, 2020.

Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised (Units)	Value of Shares ($)	PSUs Held (50% of Balance) (1) (Units)	Value of 50% of PSUs ($)	DSUs Held (Units)	Value of DSUs ($)	Total Holdings (Units)	Value of Total Holdings (incl 50% of PSUs Held) ($)	Ownership Requirement Achieved (as Multiple of Base Salary (2))
John	5 times	130,538	5,983,862	16,867	773,183	—	—	147,405	6,757,045	5.2 times
Floren
Ian	3 times	32,657	1,496,997	3,809	174,605	50,659	2,963,045	87,125	4,634,647	7.1 times
Cameron
Vanessa	3 times	41,000	1,879,440	2,721	124,731	—	—	43,721	2,004,171	3.7 times
James
Mike	3 times	49,922	2,288,424	2,721	124,731	—	—	52,643	2,413,155	4.4 times
Herz
Kevin	3 times	35,202	1,613,660	2,721	124,731	—	—	37,923	1,738,391	3.4 times
Henderson

(1)For 2018 PSUs, 50% of the number of units held are considered for share ownership purposes. For 2019 and 2020 PSUs, due to the removal of the guaranteed minimum vesting floor, the value of PSUs are not considered when determining share ownership requirements.
(2)Based on $45.84 per Common Share, which was the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2020. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on the respective 2020 base salary.
Shareholder Feedback on Executive Compensation
If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, please go to the Investor Relations section of our website at www.methanex.com for information on how to do so. See “Shareholder Feedback on Executive Compensation” on page 26 for more information.

STATEMENT OF EXECUTIVE COMPENSATION

All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s NEOs.

Summary Compensation Table

	Year	Base Salary(1) ($)	Share-Based Awards(2),(3) ($)	Option-Based Awards(4) ($)	Non-Equity Incentive Plan Compensation		Pension Value(6) ($)	All Other Compensation(7) ($)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plans(5) ($)	Long-Term Incentive Plans
John Floren	2020	1,287,000	2,465,820	2,465,333	—	—	318,533	222,830	6,759,516
President & CEO	2019	1,234,625	2,400,330	2,396,006	1,035,000	—	298,779	312,844	7,677,584
	2018	1,148,750	2,177,130	2,159,404	2,770,000	—	277,997	319,122	8,852,402
Ian Cameron	2020	648,900	591,014	591,124	292,000	—	124,913	115,126	2,363,077
Senior VP, Finance & CFO	2019	622,500	565,239	563,127	304,000	—	116,408	197,348	2,368,622
	2018	585,000	491,610	499,862	815,000	—	109,395	194,276	2,695,143
Vanessa James	2020	540,750	418,798	417,264	227,000	—	101,120	106,550	1,811,482
Senior VP, Global Marketing & Logistics	2019	518,750	425,865	430,498	235,000	—	94,153	121,219	1,825,485
	2018	490,000	351,150	379,895	582,000	—	88,481	121,972	2,013,498
Mike Herz	2020	540,750	418,798	417,264	227,000	—	101,120	98,438	1,803,370
Senior VP, Corporate Development	2019	518,750	425,865	430,498	235,000	—	94,153	113,437	1,817,703
	2018	490,000	351,150	379,895	582,000	—	88,935	114,622	2,006,602
Kevin Henderson	2020	513,713	395,314	396,401	162,000	—	529,566	99,037	2,096,031
Senior VP, Manufacturing	2019	492,813	410,379	408,756	224,000	—	329,820	114,928	1,980,696
	2018	465,500	351,150	359,901	553,000	—	621,271	106,036	2,456,858

(1)    Values in this column reflect base salary from January 1st to December 31st each year. Salary increases are effective from April 1st of each year.
(2)    This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. For PSUs granted in 2018, at the time of vesting, a minimum of 25% to a maximum of 150% of PSUs will vest depending on the Company’s performance against predetermined criteria. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2018: $70.23). This valuation methodology is different than the accounting fair value. The accounting fair value as calculated by the binomial pricing model on the grant date in 2018 is: CEO US$423,538, CFO US$95,638 and each Senior VP US$68,313.
(3)    This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. For PSUs granted in 2019 and 2020, at the time of vesting, a minimum of 0% to a maximum of 200% of PSUs will vest depending on the Company's performance against predetermined criteria. For PSUs granted in 2019 and 2020, the performance criteria is based on an equal combination of a) total shareholder return compared against the total shareholder return of the S&P Composite 1500 Chemicals Index over the period January 1, 2020 to December 31, 2022 and b) the three-year average Modified ROCE over the same period. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2020: $39.14; 2019: $77.43). This valuation methodology is different than the accounting fair value. In calculating the accounting fair value, the Company uses the Monte Carlo pricing model to assign a probability weighted ROCE and relative total shareholder return factor to determine the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The 2019 and 2020 accounting fair values, as calculated on the grant date based on the Monte Carlo pricing model, are: 2020 = CEO US$1,400,853, CFO US$335,760, Senior VP Marketing & Logistics and Senior VP, Corporate Development US$237,923, Senior VP, Manufacturing US$224,581; 2019 = CEO US$2,017,728, CFO US$475,142, Senior VP Marketing & Logistics and Senior VP, Corporate Development US$357,984, Senior VP, Manufacturing US$344,966.
(4)    This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2020: exercise price = $39.14 Black-Scholes valuation factor = 22.21%; 2019: exercise price = $77.43 Black-Scholes valuation factor = 28.08%; 2018: exercise price = $70.23 Black-Scholes valuation factor = 28.47%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the US dollar closing price of the Common Shares on NASDAQ on the day before the stock options/SARs/TSARs were granted.
(5)    These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU Plan.
(6)    The amounts shown for Messrs. Floren, Cameron, Herz and Ms. James include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its supplemental defined contribution retirement plan in Canada. Due to US tax rules for US tax residents, Mr. Floren's supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenues. The amount shown for Mr. Henderson is the change in value under the Company's closed Canadian defined benefit and supplemental defined benefit plans.
(7)    The amounts shown represent:
•For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2020: $84,855 (3,969 units); 2019: $180,494 (3,194 units); 2018: $195,048 (2,392 units)), perquisite allowance (2020: $66,000; 2019: $66,000; 2018: $66,000) and other miscellaneous items.
•For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2020: $19,947 (933 units); 2019: $46,769 (828 units); 2018: $54,277 (666 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2020: $32,554 (1,685 units); 2019: $88,960 (1,593 units); 2018: $81,238 (990 units)), perquisite allowance (2020: $57,000; 2019: $57,000; 2018: $57,000) and other miscellaneous items.
•For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2020: $14,387 (673 units); 2019: $33,662 (596 units); 2018: $39,836 (489 units)), perquisite allowance (2020: $57,000; 2019: $57,000; 2018: $57,000) and other miscellaneous items.
•For Mr. Herz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2020: $14,387 (673 units); 2019: $33,662 (596 units); 2018: $39,836 (489 units)), perquisite allowance (2020: $57,000; 2019: $57,000; 2018: $57,000) and other miscellaneous items.
•For Mr. Henderson: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2020: $13,851 (648 units); 2019: $33,287 (589 units); 2018: $25,761 (316 units)), perquisite allowance (2020: $57,000; 2019: $57,000; 2018: $57,000) and other miscellaneous items.
Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his or her perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.

Incentive Plan Awards
The following table sets forth information concerning outstanding option-based awards and share-based awards (PSUs) held by the NEOs as at December 31, 2020.
Outstanding Option-Based Awards and Share-Based Awards

		Option-Based Awards					Share-Based Awards
Named Executive Officer	Year Granted	Securities Underlying Unexercised Options / SARs/TSARs	Option / SAR / TSAR Exercise Price (1)	Option / SAR / TSAR Expiration	Vested Unexercised Options / SARs / TSARs at Year End	Value of Unexercised In-the-Money Options / SARs / TSARs (2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Been Vested (3)	Market or Payout Value of Vested Share-Based Award Not Paid Out or Distributed (4)
		(#)	(US$)	Date	(#)	($)	(#)	($)	($)
John Floren	2020	283,600	29.27	Mar 4, 2027	—	6,018,966	64,958	—	—
	2019	110,200	57.60	Mar 7, 2026	36,733	—	33,025	—	—
	2018	108,000	54.65	Mar 1, 2025	72,000	—	—	—	207,132
	2017	116,000	50.17	Mar 2, 2024	116,000	—	—	—	—
	2016	65,334	34.59	Mar 3, 2023	—	944,077	—	—	—
	2015	—	55.66	Mar 5, 2022	—	—	—	—	—
	2014	99,000	73.13	Mar 6, 2021	99,000	—	—	—	—
Ian Cameron	2020	68,000	29.27	Mar 4, 2027	—	1,443,194	15,569	—	—
	2019	25,900	57.60	Mar 7, 2026	8,633	—	7,777	—	—
	2018	25,000	54.65	Mar 1, 2025	16,666	—	—	—	108,911
	2017	35,000	50.17	Mar 2, 2024	35,000	—	—	—	—
	2016	57,000	34.59	Mar 3, 2023	57,000	823,651	—	—	—
	2015	33,000	55.66	Mar 5, 2022	33,000	—	—	—	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—	—	—	—
Vanessa James	2020	48,000	29.27	Mar 4, 2027	—	1,018,725	11,032	—	—
	2019	19,800	57.60	Mar 7, 2026	6,600	—	5,859	—	—
	2018	19,000	54.65	Mar 1, 2025	12,666	—	—	—	77,794
	2017	26,000	50.17	Mar 2, 2024	26,000	—	—	—	—
	2016	—	34.59	Mar 3, 2023	—	—	—	—	—
	2015	33,000	55.66	Mar 5, 2022	33,000	—	—	—	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—	—	—	—
Mike Herz	2020	48,000	29.27	Mar 4, 2027	—	1,018,725	11,032	—	—
	2019	19,800	57.60	Mar 7, 2026	6,600	—	5,859	—	—
	2018	19,000	54.65	Mar 1, 2025	12,666	—	—	—	77,794
	2017	26,000	50.17	Mar 2, 2024	26,000	—	—	—	—
	2016	44,000	34.59	Mar 3, 2023	44,000	635,801	—	—	—
	2015	33,000	55.66	Mar 5, 2022	33,000	—	—	—	—
	2014	24,000	73.13	Mar 6, 2021	24,000	—	—	—	—
Kevin Henderson	2020	45,600	29.27	Mar 4, 2027	—	967,789	10,414	—	—
	2019	18,800	57.60	Mar 7, 2026	6,267	—	5,646	—	—
	2018	18,000	54.65	Mar 1, 2025	12,000	—	—	—	77,794
	2017	24,000	50.17	Mar 2, 2024	24,000	—	—	—	—
	2016	10,400	34.59	Mar 3, 2023	10,400	150,280	—	—	—
	2015	7,200	55.66	Mar 5, 2022	7,200	—	—	—	—
	2014	5,400	73.13	Mar 6, 2021	5,400	—	—	—	—

(1)For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on NASDAQ on the day prior to the date of the grant. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.
(2)This column reflects the in-the-money value in Canadian dollars of outstanding vested and unvested stock options/SARs/TSARs based on the closing price of Common Shares on the TSX on December 31, 2020 ($58.49) less the exercise price value ($37.27) on December 31, 2020.
(3)This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of relative TSR and Modified ROCE over a three-year period. For PSUs granted in 2019 and 2020, there is no minimum payout.
(4)This column reflects the settlement value of PSUs granted in 2018, including dividend equivalent PSUs in respect thereof that vested on December 31, 2020. During 2020, Mr. Cameron, Ms. James, Mr. Herz and Mr. Henderson elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 31, 2020 ($57.19). Mr. Floren's vested 2018 PSUs will be settled according to the general provisions of the PSU Plan whereby he will receive an amount of cash equal to one-half the value of his vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 11 and January 29, 2021. The cash settlement value ($57.19) is described above and the share settlement value ($49.13) is the weighted average purchase price of the Common Shares purchased between January 11 and January 29, 2021. The closing price of the Common Shares on the TSX on December 31, 2020, the vesting date of the 2018 PSUs, was $58.49. Based on the annual growth rate of total shareholder return achieved, the number of 2018 PSUs that vested was 25% of each individual’s 2018 PSU balance as at December 31, 2020. The number of PSUs for each NEO in respect of vested 2018 PSUs was as follows: Mr. Floren: 8,434 PSUs; Mr. Cameron: 1,904 PSUs; Ms. James: 1,360 PSUs; Mr. Herz: 1,360 PSUs; and Mr. Henderson: 1,360 PSUs. The 2018 PSUs will be settled on March 19, 2021.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $58.49, the closing price of the Common Shares on the TSX on December 31, 2020) for all NEOs as at December 31, 2020.

Named Executive Officer(1)	Outstanding DSUs as at Dec. 31, 2020	Value of Outstanding DSUs as at Dec. 31, 2020
Ian Cameron	50,659	$2,963,045

(1) Mr. Floren does not currently participate in the DSU Plan due to tax implications and/or residency requirements. Mr. Herz, Ms. James and Mr. Henderson are eligible to participate in the DSU Plan but do not currently hold any units.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2020. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2020.
Incentive Plan Awards – Value Vested or Earned during the Year

Named Executive Offier	Option-Based Awards - Value Vested During the Year (1) ($)	Option-Based Awards - Value Realized at Exercise (2) ($)	Share-Based Awards - Value Vested During the Year (3) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (4) ($)
John Floren	—	—	448,339	—
Ian Cameron	—	—	141,465	292,000
Vanessa James	—	140,703	77,794	227,000
Mike Herz	—	—	77,794	227,000
Kevin Henderson	—	—	77,794	162,000

(1)The value shown in this column is calculated by multiplying the number of stock options that vested in 2020 by the difference between the exercise price, converted to Canadian dollars from US dollars at the Bank of Canada closing rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.
(2)This amount represents, in respect of all Common Shares acquired during 2020 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium ULC, by Solium’s stockbroker.
(3)The value shown in this column includes: (a) the settlement value of PSUs granted in 2018, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2020; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table. Mr. Floren does not currently participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.
(4)The value shown in this column is the annual incentive payment included in the Summary Compensation Table.
Retirement Plans
Defined Contribution Registered and Supplemental Plan
The Company has established a registered defined contribution retirement plan that provides an annual Company contribution equal to 7% of annual base salary in the Canadian plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles chosen by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plans. All NEOs who participate in the registered defined contribution retirement plan also participate in a supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plans. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plans. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenue.
Four of the five NEOs participate in the Company's defined contribution and supplemental plan. The following table shows the change in value of their retirement plan benefits during 2020.

Defined Contribution Plan Table

Named Executive Officer	Accumulated Value at Start of Year(1) ($)	Compensatory(2) ($)	Non-Compensatory(3) ($)	Accumulated Value at Year-End ($)
John Floren	3,079,979	318,533	252,336	3,650,848
Ian Cameron	2,967,908	124,913	229,348	3,322,169
Vanessa James	196,110	101,120	27,335	324,565
Mike Herz	1,562,513	101,120	96,868	1,760,503

(1)Ms. James joined the Canadian DC plan on January 1, 2018 when she moved to Canada.
(2)The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s supplemental defined contribution retirement plan. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table.
(3)The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.
Defined Benefit Registered and Supplemental Plan

The Company has a registered defined benefit retirement plan that was closed to new participants as of November 1, 1996. The basic plan provides retirement income, which is determined using a formula that takes into account pensionable service and pensionable earnings, defined as the highest base salary over 36 consecutive months within the ten years preceding retirement.

The normal retirement age under this plan is 65, although reduced early retirement benefits are available from age 55 to 61. Benefits are unreduced for early retirement from age 62 onward.
The supplemental portion of the defined benefit plan is based on the average of the participant's final three-year actual earnings, including target short-term incentive payments.
The registered pension plan was fully funded as of the most recent actuarial valuation performed as of December 31, 2019. The supplemental pension plan was fully funded as of January 1, 2020, requiring contributions to fund service accruals during 2020. Both plans are fully funded on an accounting basis as of December 31, 2020.
Mr. Henderson is the only remaining active participant in the defined benefit plan. The following table shows the change in value of his retirement plan benefits during 2020.
Defined Benefit Plan Table

Named Executive Officer	Number of Years Credited Service	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation ($)	Compensatory Change(1) ($)	Non-Compensatory Change(2) ($)	Closing Present Value of Defined Benefit Obligation ($)
		At Year End	At Age 65
Kevin Henderson	45.75	330,597	342,144	5,932,048	529,566	909,497	7,371,111

(1)The compensatory change is the value of the projected pension earned during 2020 and is also reported in the “Pension Value” column of the Summary Compensation Table.
(2)The non-compensatory change includes interest on obligations at the beginning of the year, change in actuarial assumptions and gains and losses due to differences in actual experience compared to actuarial assumptions.

Change of Control and Termination Benefits for NEOs
The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•more than 40% of voting shares of the Company are acquired by an outsider;
•a majority change in the Board occurs;
•all or substantially all of the assets of the Company are sold to an outsider; or
•a majority of directors determines that a change in control has occurred.
Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a Change of Control transaction by removing the distraction of post Change of Control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options/SARs/TSARs. A “double trigger” means that early vesting of stock options /SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO's employment or an adverse material change in the NEO's employment status within 24 months following such Change of Control. The Company believes that “double trigger” Change of Control compensation for stock options/SARs/TSARs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2020 in the event of a termination of employment.

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause
Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)
CEO: 2.0 x Termination Amount
Other NEOs: 2.0 x Termination Amount

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses
No payment
Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility
Stock Options/SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Stock options/SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs
Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units
Deferred Share Units	Payment of all vested units
Registered Defined Contribution Retirement Plan	Payment of account balance
Supplemental Defined Contribution Retirement Plan	Payment of account balance
Other Company Benefits	Forfeits eligibility

(1)Under the employment agreements, an executive officer is required to give three months’ written notice of his or her resignation and the Company is required to give three months’ written notice of termination.
(2)Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet all of these criteria, his or her voluntary termination is considered a resignation.
(3)The table reflects the Termination Amount for all currently employed NEOs other than Mr. Cameron, who has grandfathered provisions in his executive agreement that provide for the inclusion of the value of his long-term incentives in the calculation of the Termination Amount in the event of a Change of Control and termination within 24 months. His termination payment is equal to (a) 2.0 times his most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses. For all other NEOs – Mr. Floren, Ms. James, Mr. Herz, and Mr. Henderson – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers in the future will not include the value of long-term incentives in the calculation of the Termination Amount.
Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his or her competitive activities, solicitation of business and hiring away for a period of one year after the termination of his or her employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 42.

Example of NEO Termination Benefits on Change of Control
Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2020.

Named Executive Officer	Change of Control with Termination			Termination without Cause ($)
	Termination Payment ($)	Value of Early Vested Options and Share-Based Awards (1) ($)	Total ($)
John Floren	6,799,924	8,794,923	15,594,847	6,868,674
Ian Cameron	4,975,174	2,103,107	7,078,281	2,111,993
Vanessa James	2,259,416	1,499,981	3,759,397	1,745,862
Mike Herz	2,255,766	1,499,981	3,755,747	1,743,125
Kevin Henderson	2,074,260	1,426,601	3,500,861	2,125,350

(1)This column reflects the value of early vested stock options/SARs/TSARs and unvested PSUs, including dividend equivalent PSUs received. Early vesting of stock options/SARs/TSARs requires that both (a) a Change of Control occurs and (b) either termination of the NEOs employment or the NEO suffers an adverse material change in employment status. All unvested PSUs vest at the time of a Change of Control. For greater clarity, the value of stock options/SARs/TSARs and PSUs that vested on or before December 31, 2020, in accordance with the terms of the plans, are not included in this column.
The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled, regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides USD $120,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $5,000,000. There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $120,000,000, as the insurance is subject to an annual aggregate limit of USD $120,000,000.
The cost of this insurance for the current policy year is USD $1,365,653.

PART V OTHER INFORMATION
NORMAL COURSE ISSUER BID
On March 11, 2019, the Company announced a normal course issuer bid (the "2019 Bid") authorizing the Company to purchase up to 3,863,298 Common Shares, representing approximately 5% of the outstanding shares as of March 8, 2019. The 2019 Bid commenced on March 18, 2019 with purchases being made on the open market through the facilities of the NASDAQ Global Select Market and alternative trading systems in the United States. The Company purchased a total of 1,069,893 Common Shares under the 2019 Bid, which expired on March 17, 2020.
Shareholders of the Company may obtain, without charge, a copy of the Company's notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2020 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	2,513,741	58.20	3,654,046
Equity compensation plans not approved by securityholders	—	—	—
Total	2,513,741	58.20	3,654,046

(1)The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada daily exchange rate on December 31, 2020, being 1.2732.
There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.
Stock Option Plan
The Company has a Stock Option Plan pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. Under the terms of the Stock Option Plan, 3,654,046 Common Shares are available for future issuance under the Stock Option Plan (representing approximately 4.8% of the Company's 76,201,980 outstanding Common Shares on a non-diluted basis as at December 31, 2020).
As at the date of this Information Circular, options to purchase an additional 3,315,273 Common Shares are still available to be granted under the Stock Option Plan. Stock options may not be granted to non-management directors under the Stock Option Plan.
The following table sets out the total number of Common Shares that may be issued from and after December 31, 2020 pursuant to stock options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to stock options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to stock options granted from and after the date of this Information Circular.

Common Shares Issuable under Stock Option Plan from and after December 31, 2020		Common Shares Issuable pursuant to Outstanding Unexercised Options as at December 31, 2020		Common Shares available for Future Issuance pursuant to Options granted from and after December 31, 2020(1)
(#)	(%)	(#)	(%)	(#)	(%)
6,167,787	8.1(2)	2,513,741	3.3(2)	3,654,046	4.8(2)
(1)    This assumes all outstanding unexercised options will ultimately be exercised in full.
(2)    Approximate percentage of the Company’s 76,201,980 outstanding Common Shares on a non-diluted basis as at December 31, 2020.
The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.

The Company's annual burn rate, as described in Section 613(p) of the TSX Company Manual, was 1.00% in fiscal 2020, 0.43% in fiscal 2019 and 0.59% in fiscal 2018. The burn rate is calculated by dividing the number of stock options/SARs/TSARs granted under the Stock Option Plan during the applicable fiscal year by the weighted average number of Common Shares outstanding for that year. The burn rate is subject to change from time to time, based on the number of stock options/SARs/TSARs granted and the total number of Common Shares issued and outstanding.
The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ.
The Stock Option Plan provides for the issuance of SARs in tandem with stock options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar closing price of a Common Share on the NASDAQ on the most recent day preceding the grant date upon which Common Shares were traded on the NASDAQ. “Fair market value” means the closing price of a Common Share on the NASDAQ as of the date of the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.
Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, options (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

a.in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;
b.in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

c.in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date;
d.if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date; and
e.where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.
Since 2005, all options have been granted on the following basis: one-third of the options granted are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.
Unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.    an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.    a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.    an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.    an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.    an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.    any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)issued to insiders of the Company within any one-year period, or
(b)issuable to insiders of the Company at any time;
which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;
7.    if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying

Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and
8.    a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:
1.    clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);
2.    changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;
3.    changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);
4.    changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);
5.    changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;
6.    additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and
7.    certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

  No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.

SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2022 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 4, 2021 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated annual financial statements and MD&A for the year ended December 31, 2020, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year. Submit your request to:

Methanex Corporation
Kevin Price
General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 662 2602
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.
Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.
APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 4th day of March, 2021.
KEVIN PRICE
GENERAL COUNSEL & CORPORATE SECRETARY

SCHEDULE A
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.    OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.    CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through both the Audit, Finance & Risk Committee and the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3.    BOARD RESPONSIBILITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•monitoring overall corporate performance;
•overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;
•adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;
•evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;
•identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;
•overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;
•developing the Company’s approach to corporate governance; and
•to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4.    DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chair or if the information is publicly disclosed by the Company.
Performance
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chair.

Ongoing Education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5.    BOARD LEADERSHIP
Selection of Chair and CEO
The Board elects its Chair and appoints the Company’s CEO. As a general principle, the Board believes that the Chair and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chair or a Lead Independent Director. If the Chair is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chair or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chair or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6.    BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining diversity (as described below) while also maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chair and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Diversity
The Board has implemented a Board Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board. Board Diversity promotes the inclusion of different perspectives and ideas and ensures that the Company has the opportunity to benefit from all available talent. This enhances and improves decision making, which helps maintain a competitive advantage and makes for better corporate governance. The Policy identifies three key diversity attributes:

1)	experiential (education, business and functional experience);

2)	demographic (age, gender, ethnicity, nationality, geography); and

3)	personal (personality, interests, values).
These diversity attributes are factored into the recruitment and decision-making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate. Ultimately, appointments are based on merit, measured against objective criteria.

The Board has set as a target that each gender comprises at least 30% of the directors of the Board.
Majority voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.
Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic and personal diversity, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their occupation
Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Director Tenure
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
The Company has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Company also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Company recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge.
The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Company has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan.

Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chair and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7.    BOARD COMPENSATION
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.

Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.
8.    SHARE OWNERSHIP
The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.
9.    ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chair or the appropriate committee Chair.
10.    BOARD’S INTERACTION WITH SHAREHOLDERS
The Company has a Shareholder Engagement Policy that outlines the roles of management and the Board when communicating with shareholders and the investment community. The CEO, SVP & CFO and the Investor Relations Department are the primary spokespeople for communications, and management will report to the Board on material shareholder comments and feedback. The Board is ultimately responsible for the supervision of the discharge by management of its shareholder communication and engagement responsibilities. Directors may also participate with management in one-on-one meetings or investor events upon management’s request.
Shareholders also have the right to communicate directly with the Board through letters to the Board Chair, as well as request meetings. The Chair of the Board will consider meeting requests in consultation with the Corporate Secretary, having regard to the Company’s Corporate Disclosure Policy.
11.    MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board holds approximately six regular Board meetings each year. The Chair and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
The Chair shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chair if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chair (or the Lead Independent Director if the Chair is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chair of the business of such meetings.

12.    COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.
The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chair and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13.    BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.
14.    ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chair.

15.    EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16.    REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.

EXHIBIT A to the Methanex Corporate Governance Principles
“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)a director who is, or at any time during the past three years was, employed by the Company;
(B)a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:
a.compensation for board or board committee service;
b.compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or
c.benefits under a tax-qualified retirement plan, or non-discretionary compensation.
(C)a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;
(D)a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
a.payments arising solely from investments in the Company’s securities; or
b.payments under non-discretionary charitable contribution matching programs.
(E)a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or
(F)a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 18, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary